As Filed with Securities and Exchange Commission on May 11, 2016

Registration No. 333-207167

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

=================================

FORM S-1/A2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

==================================

FLASR INC.

(Exact name of registrant as specified in its charter)

Nevada	3089	46-2681687
(State or other jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1075 Peachtree Street NE, Suite 3650 Atlanta, Georgia 30309 (409) 965-3761	Everett Dickson Chief Executive Officer 1075 Peachtree Street NE, Suite 3650 Atlanta, Georgia 30309 (409) 965-3761
(Address and Telephone Number of Registrant’s Principal Executive Offices and Principal Place of Business)	(Name, Address and Telephone Number of Agent for Service)

A Copy to:

Anthony F. Newton, Esq.

DLA Piper LLP (US)

1000 Louisiana Street, Suite 2800

Houston, Texas 77002-5005

Telephone No.: (713) 425-8400

Fax No.: (713) 425-8401

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  X .

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.      .

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.      .

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.      .

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	.	Accelerated filer	.
Non-accelerated filer	.	Smaller reporting company	X .
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration Fee (4)

Common stock	33,140,000	$0.07	$2,319,800	$233.60

__________

(1)

In the event of a stock split, stock dividend, or similar transaction involving the common stock, the number of shares registered shall automatically be increased to cover the additional shares of common stock issuable pursuant to Rule 416 under the Securities Act.

(2)	Based on Rule 457(c) under the Securities Act.

(3)

This amount represents the maximum aggregate value of common stock which may be put to the selling stockholder by the registrant pursuant to the terms and conditions of an Equity Purchase Agreement between the selling stockholder and the registrant.

(4)	Previously Paid

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 11, 2016

33,140,000 Shares

FLASR INC.

COMMON STOCK

This prospectus relates to the resale from time to time of up to 33,140,000 shares of our common stock by the selling stockholder described in the section entitled “Selling Stockholder” on page 16 of this prospectus and its donees, pledgees, or other successors-in-interest.

Shares of common stock are traded on the OTC Pink operated by The OTC Markets Group, Inc. under the symbol “FLSRD.” On May 2, 2016, the closing sale price of our common stock was $0.07 per share.

You should consider carefully the risks that we have described in “Risk Factors” beginning on page 7 before deciding whether to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 11, 2016.

You should read this prospectus carefully before you invest. It contains important information you should consider when making your investment decision. You should rely only on the information provided in this prospectus. We have not authorized anyone to provide you with different information.

The information in this document may only be accurate on the date of this document. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. As a result, it does not contain all the information that may be important to you. To understand this transaction fully, you should read this entire prospectus carefully, including the risk factors beginning on page 7.

Unless the context otherwise requires, the terms FLASR,” “Company,” “we,” “us” and “our” refer to FLASR Inc., a Nevada corporation.

The Company

The Company sells portable waste solutions for consumers of moist tobacco products. We have created the FLASR™, a discreet, considerate, convenient and reusable spittoon system.

We were incorporated on April 22, 2013 in the State of Nevada under the name “Language Arts Corp.” to design, develop and launch an online language learning and translation service but never commenced such planned operations, had limited start-up operations and generated no revenues.

On July 23, 2014, Everett Dickson consummated the purchase of 6,000,000 shares (or 12,000 shares, after taking into account the January 11, 2016 1-for-500 reverse stock split (the “Reverse Split”)) of common stock of the Company from Maria del Pilar Jaen. The shares represented 63% of the issued and outstanding shares of the Company on a fully diluted basis as of that date. The purchase price for the shares of $30,000 was payable by Mr. Dickson to Ms. Jaen on January 23, 2015.

Effective July 23, 2014, in connection with the closing of the Purchase Agreement, Ms. Jaen resigned as the sole officer and director of the Company and Mr. Dickson was appointed President, Chief Executive Officer, Chief Financial Officer and sole director of the Company.

Everett Dickson, the majority stockholder and sole officer and director of the Company, took control of the Company with the intention of merging his private, solely owned company “FLASR Inc.” into the Company. The Board approved the implementation of a stock dividend payment in the form of a 1:6 forward stock split whereby each share of common stock held by each stockholder of record on August 28, 2014 automatically received an additional 5 shares, without any action on the part of the stockholders. Accordingly, there were an additional 47,500,000 shares (or 95,000 after taking into account the Reverse Split) of common stock issued and outstanding. The Company also filed an application with FINRA to (i) changed the ticker symbol of the Company to “FLSR,” (ii) changed the name of the Company to FLASR Inc., (iii) increased the authorized shares of common stock from 75,000,000 to 150,000,000 and (iv) increased the authorized share capital of the Company by providing for the adoption of 5,000,000 shares of blank check preferred stock.

Pursuant to the closing of the Purchase Agreement on September 16, 2014, the Company acquired all of the issued and outstanding capital stock of FLASR Inc. from Mr. Dickson for 50,000,000 shares (or 100,000 shares after taking into account the Reverse Split) of the Company’s common stock and FLASR became a wholly owned subsidiary of the Company. As a result of the acquisition, management began to focus the Company’s business on FLASR’s development and sale of the portable FLASRs for tobacco by-products.

The acquisition of FLASR by the Company was treated as a reverse capitalization, with FLASR deemed the accounting acquirer and the Company deemed the accounting acquiree under the purchase method of accounting. The reverse merger is deemed a recapitalization and the accompanying financial statements represent the continuation of the financial statements of FLASR (the accounting acquirer/legal subsidiary) except for its capital structure, and the accompanying financial statements reflect the assets and liabilities of FLASR recognized and measured at their carrying value before the combination and the assets and liabilities of Language Arts (the legal acquiree/legal parent). The equity structure reflects the equity structure of Language Arts, the legal parent, and the equity structure of FLASR, the accounting acquirer, as restated to reflect the number of shares of the legal parent. The merged entity is referred to herein as “the Company.”

On May 19, 2015, the Company filed a Certificate of Amendment with the Secretary of State of the State of Nevada (the “Secretary of State”) increasing the amount of authorized shares of common stock of the Company from 150,000,000 to 500,000,000 shares.

On January 11, 2016, the Company filed a Certificate of Amendment to the Company’s Articles of Incorporation with the Secretary of State to effect a 1-for-500 Reverse Split of all outstanding shares of common stock of the Company, par value $0.001 per share. Unless otherwise specified, all share numbers and share prices in this prospectus have been adjusted to take into account the Reverse Split.

On January 13, 2016, the Company entered into a Memorandum of Understanding (the “Memorandum”) with Craigstone Ltd., a Marshall Islands company (“Craigstone”), in response to a letter from Craigstone regarding repayment of outstanding notes held by Craigstone with an aggregate principal amount of $400,000 (the “Craigstone Notes”).  Pursuant to the Memorandum, in settlement of the Craigstone Notes and related claims, the Company issued a warrant (the “Craigstone Warrant”) exercisable for 2,500,000 shares of Series A-1 Preferred Convertible Stock at an exercise price of $0.001 per share.  The Warrant vests and become exercisable monthly over nine months starting on the date of issuance of the Warrant.

On February 23, 2016, the Company filed an Amended and Restated Certificate of Designation and Preferences of Series A Convertible Preferred Stock (the "Series A Certificate of Designation") with the Secretary of State to reduce the number of authorized shares of Series A Convertible Preferred Stock thereunder to 2,500,000 shares and adjust each of the dividend, conversion and voting rights to a 2,000-to-1 ratio relative to the common stock of the Company. Mr. Dickson currently holds 2,465,000 shares of our Series A Convertible Preferred Stock.

Also on February 23, 2016, the Company filed a Certificate of Designation and Preferences of Series A-1 Convertible Preferred Stock (the "Series A-1 Certificate of Designation") with the Secretary of State designating 2,500,000 shares of preferred stock of the Company having a par value of $0.001 per share as Series A-1 Convertible Preferred Stock (the "Series A-1 Preferred Stock"). Each share of the Series A-1 Preferred Stock will receive 160 times the dividends declared and paid with respect to each share of our common stock. The holders of the Series A-1 Preferred Stock will have the right to convert their Series A-1 Preferred Stock into fully paid and nonassessable shares (subject to certain adjustments as provided in the Series A-1 Certificate of Designation) of our common stock at a conversion rate of 160 shares of common stock for each share of Series A-1 Preferred Stock.

Company Contact Information

Our principal executive offices are located at 1075 Peachtree Street NE, Suite 3650, Atlanta, Georgia 30309, telephone (409) 965-3761. Our website is located at www.FLASR.com. The information on the Company’s website is not part of this prospectus.

The Offering

This prospectus relates to the resale of up to 33,140,000 shares of our common stock by the selling stockholders, which includes (i) up to 33,139,052 shares of our common stock issuable under the Equity Purchase Agreement, dated as of August 17, 2015 (the “Equity Purchase Agreement”), between the Company and Premier Venture Partners, LLC, a California limited liability company (“Premier”), a selling stockholder pursuant to a “put right” under the Equity Purchase Agreement and (ii) 948 shares of common stock issued to Premier as a commitment fee (the “Initial Commitment Shares”) in connection with the Equity Purchase Agreement. A copy of the Equity Purchase Agreement, and a copy of the Registration Rights Agreement, dated as of August 17, 2015, between the Company and Premier in connection with the Equity Purchase Agreement (the “Registration Rights Agreement”) were filed as exhibits to our Current Report on Form 8-K filed with the SEC on August 20, 2015.

The Equity Purchase Agreement permits us to “put” up to $3,000,000 in shares of our common stock to Premier. Premier will pay us 90 percent of the lowest closing bid price of the common stock during the ten consecutive trading days immediately following the date we have electronically deposited the number of shares of common stock related to each put into Premier’s brokerage account (a “Pricing Period”), pursuant to the Equity Purchase Agreement.

Proceeds from the sale of common stock covered by this prospectus will be received by the selling stockholders. We will not receive any proceeds from the sale of the shares of our common stock covered by this prospectus. However, we will receive proceeds from the sale of securities pursuant to our exercise of the put right described in the Equity Purchase Agreement. We will bear all costs associated with this registration.

Premier is an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) in connection with the resale of our common stock under the Equity Purchase Agreement.

For the purpose of determining the number of shares of common stock to be offered by this prospectus, we have assumed, other than the 948 Initial Commitment Shares discussed above, that we will issue no more than 33,139,052 shares pursuant to the exercise of our put right under the Equity Purchase Agreement, although the number of shares that we will actually issue pursuant to the put right may be more or less than 33,139,052, depending on the trading price of our common stock at the time of the exercise of our put right. We currently do not intend to exercise the put right in a manner which would result in our issuance of more than 33,139,052 shares, other than the 948 Initial Commitment Shares, but if we were to exercise the put right in that manner, we would be required to file a subsequent registration statement with the SEC and that registration statement would have to be declared effective prior to the issuance of any additional shares.

Notwithstanding anything to the contrary in the Equity Purchase Agreement, in no event shall Premier be entitled to purchase that number of shares our common stock, which when added to the sum of the number of shares of our common stock beneficially owned (as such term is defined under Section 13(d) and Rule 13d-3 of the Exchange Act), by Premier, would exceed 4.99 percent of the number of shares of our common stock outstanding on a Closing Date under the Equity Purchase Agreement, as determined in accordance with Rule 13d-1(j) of the Exchange Act.

Subject to the terms and conditions set forth in the Equity Purchase Agreement, FLASR shall issue and sell to Premier, and Premier shall purchase from FLASR, up to that number of shares of our common stock having an aggregate purchase price of $3,000,000. The 948 Initial Commitment Shares are not included in the $3,000,000 worth of our common stock.

Subject to the terms, conditions and limitations set forth in the Equity Purchase Agreement, and from time to time during the period beginning on the first trading day following the effective date of this Registration Statement (the “Effective Date”) and ending on the earlier of (i) the thirty-six (36) month anniversary of the Effective Date or (ii) the date the Equity Purchase Agreement is terminated (the “Open Period”), FLASR may, in its sole discretion, deliver a Put Notice to Premier which states the number of shares of our common stock that FLASR intends to sell to Premier on a Closing Date (the “Put”). The maximum number of shares of our common stock that FLASR shall be entitled to Put to Premier per any applicable Put Notice (the “Put Amount”) shall not be less than $10,000 worth of our common stock and shall not exceed 400 percent of the average daily trading volume of our common stock on the five trading days prior to the date the Put Notice is received by Premier.

Subject to the satisfaction of the conditions set forth in the Equity Purchase Agreement, the closing of the purchase by Premier of shares of our common stock (a “Closing”) shall occur on the trading day immediately following the applicable Pricing Period (each a “Closing Date”). Upon each such Closing Date, Premier shall deliver to FLASR the Purchase Price to be paid for such shares of our common stock, determined as set forth below. Notwithstanding the preceding sentence, to the extent that the Purchase Price for any particular Put would exceed $100,000, then the amount over $100,000 may be paid by Premier within 16 trading days after the Put Notice date.

Notwithstanding anything to the contrary in the Equity Purchase Agreement, FLASR shall not be entitled to deliver a Put Notice and Premier shall not be obligated to purchase any shares of our common stock at a Closing unless each of the following conditions are satisfied:

•

A registration statement shall have been declared effective and shall remain effective and available for the resale of all the Registrable Securities (as defined in the Registration Rights Agreement) at all times until the Closing with respect to the subject Put Notice;

•

At all times during the period beginning on the related Put Notice date and ending on and including the related Closing Date, the shares of our common stock (i) shall have been listed or quoted for trading on the principal market on which our common stock is listed, (ii) shall not have been suspended from trading thereon, and (iii) FLASR shall not have been notified of any pending or threatened proceeding or other action to suspend the trading of the shares of our common stock;

•

FLASR has complied with its obligations and is otherwise not in breach of or in default under the Equity Purchase Agreement, the Registration Rights Agreement or any other agreement executed in connection therewith which has not been cured prior the applicable Put Notice date;

•

No injunction shall have been issued and remain in force, or action commenced by a governmental authority which has not been stayed or abandoned, prohibiting the purchase or the issuance of the common stock under the Equity Purchase Agreement; and

•

The issuance of the Securities will not violate any stockholder approval requirements of the principal market on which our common stock is listed.

Purchase Price. The Purchase Price for the shares of common stock issuable under the Equity Purchase Agreement for each Put shall be the Put Amount multiplied by 90 percent of the lowest closing price of the shares of our common stock during the applicable Pricing Period.

Overall Limit on Common Stock Issuable. Notwithstanding anything contained in the Equity Purchase Agreement to the contrary, if during the Open Period, FLASR becomes listed on an exchange that limits the number of shares of our common stock that may be issued without stockholder approval, then the number of shares of our common stock issuable by FLASR and purchasable by Premier, shall not exceed that number of the shares of our common stock that may be issuable without stockholder approval pursuant to the listing rules of such exchange (the “Maximum Common Stock Issuance”). If such issuance of shares of our common stock could cause a delisting on the principal market on which our common stock is listed, then the Maximum Common Stock Issuance shall first be approved by FLASR’s stockholders in accordance with applicable law and our bylaws and Articles of Incorporation.

The Equity Purchase Agreement will terminate when any of the following events occur:

•

When Premier has purchased an aggregate of $3,000,000 in the shares of the common stock of FLASR pursuant to the Equity Purchase Agreement (not including theInitial Commitment Shares);

•

On the date which is 36 months after the date the SEC declares this registration statement effective;

•

The trading of the shares of our common stock is suspended by the SEC, the principal market on which our shares are traded or FINRA for a period of two consecutive trading days during the Open Period; or,

•

The shares of our common stock cease to be registered under the Exchange Act or listed or traded on the principal market on which our shares are traded or this registration statement is no longer effective (except as permitted hereunder).

Number of Shares to be Offered. As we exercise Puts under the Equity Purchase Agreement and convert portions of the Notes, shares of our common stock may be sold into the market by the selling stockholders. The sale of these additional shares could cause our stock price to decline. In turn, if our stock price declines and we exercise more Puts and convert additional portions of the Notes, more shares will come into the market, which could cause a further drop in our stock price. You should be aware that there is an inverse relationship between the market price of our common stock and the number of shares to be issued under the Equity Purchase Agreement. If our stock price declines, we will be required to issue a greater number of shares under the Equity Purchase Agreement. We have no obligation to utilize the full amount available under the Equity Purchase Agreement.

Common stock offered	Up to 33,140,000 shares of common stock, par value $0.001 per share, to be offered for resale by the selling stockholders

Common stock to be outstanding after this offering	169,594,181 shares

Use of proceeds

We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholder. However, we will receive proceeds from the Equity Purchase Agreement. See “Use of Proceeds.”

OTC symbol	FLSRD

RISK FACTORS

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

Risks Relating to Our Business

We have a limited operating history which may not serve as an adequate basis to judge our future prospects and results of operations.

FLASR, Inc., a Nevada corporation, through its predecessor, was incorporated in February 2013 and has a limited operating history. We could incur net losses in the foreseeable future if we are unable to anticipate market trends and match our product offerings to consumer buying patterns. Our business strategy is unproven, and we may not be successful in addressing early stage challenges, such as establishing our position in the market and developing effective marketing of our products. To implement our business plan, we will be required to obtain additional financing. We have not yet located additional financing.

Our prospects must be considered speculative, considering the risks, expenses, and difficulties frequently encountered in the establishment of a new business, specifically the risks inherent in developmental stage companies. We expect to continue to incur significant operating and capital expenditures and, as a result, we expect significant net losses in the future. It is possible that we will not be able to achieve profitable operations or, if profitability is achieved, that it will be maintained for any significant period, or at all.

We have a limited operating history upon which you can evaluate our business and prospects. We have yet to develop sufficient experience regarding actual revenues to be received from our proposed products. You must consider the risks and uncertainties frequently encountered by early stage companies in new and rapidly evolving markets. If we are unsuccessful in addressing these risks and uncertainties, our business, results of operations and financial condition will be materially and adversely affected.

An investor in our securities must consider the risks, uncertainties, and difficulties frequently encountered by companies in new and rapidly evolving markets. The risks and difficulties we face include challenges in accurate financial planning as a result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to older companies with longer operating histories.

We will need additional financing which we may not be able to obtain on acceptable terms. If we cannot raise additional capital as needed, our ability to execute our business plan and grow our business will be in jeopardy.

Capital is needed not only to fund our ongoing operations and to pay our existing obligations, but capital is also necessary for the effective implementation of our business plan. Our future capital requirements, however, depend on a number of factors, including our ability to internally grow our revenues, manage our business and control our expenses. We will need to raise significant additional capital to fund the future growth of FLASR, including advertising and marketing, continued investment in growing our user base and product development. Other than the Securities Purchase Agreement with Premier, we do not have any firm commitments to provide capital and we anticipate that we will have certain difficulties raising capital given the current uncertainties in the capital markets. Accordingly, we do not know if additional working capital will be available to us upon terms acceptable to us. If we do not raise funds as needed, our ability to continue to implement our business model is in jeopardy and we may never be able to achieve profitable operations. In that event, our ability to continue as a going concern is in jeopardy and you could lose all of your investment in FLASR.

We have only a limited operating history, we generated very minimal revenue in fiscal 2015 and have not operated profitably since inception. There are no assurances we will ever generate revenues or profits.

Our operations have never been profitable, and it is expected that we will continue to incur operating losses in the future. For our fiscal year ending March 31, 2015, our operating loss was $4,419,100 and cash used in operations was approximately $502,152. We also have an accumulated deficit of approximately $4,714,181. We generated only $15,796 in revenues in fiscal 2015. We do not know if we will be able to fully implement our business model, generate any meaningful revenues or operate profitably in the future. Our failure to generate substantial revenues and achieve profitable operations in future periods will adversely affect our ability to continue as a going concern. If we should be unable to continue as a going concern, you could lose all of your investment in FLASR.

We may not be successful in the implementation of our business strategy or our business strategy may not be successful, either of which will impede our development and growth.

Our business strategy involves selling portable waste solutions for consumers of smokeless tobacco products. Our ability to implement this business strategy is dependent on our ability to:

•

Predict consumer buying habits;

•

Identify and engage suppliers who will directly ship products;

•

Establish brand recognition and customer loyalty;

•

Manage growth in administrative overhead costs during the initiation of our business efforts; and

•

Identify shifting regulatory and market trends.

We do not know whether we will be able to continue successfully implementing our business strategy or whether our business strategy will ultimately be successful. In assessing our ability to meet these challenges, a potential investor should take into account our lack of operating history and brand recognition, the competitive and regulatory conditions existing in our industry and general economic conditions and consumer discretionary spending habits. Our growth is largely dependent on our ability to successfully implement our business strategy. Our revenues may be adversely affected if we fail to implement our business strategy or if we divert resources to a business strategy that ultimately proves unsuccessful.

We are dependent on the manufacturers of the products we sell.

The success of our business is, in large part, dependent upon the overall success of the applicable manufacturers of our products. Accordingly, our success is linked to the financial condition, management, marketing, production and distribution capabilities of these manufacturers. Events, such as labor strikes, that may adversely affect a manufacturer, may also adversely affect our business. Similarly, the delivery of products from manufacturers later than scheduled, which may occur particularly during periods of new product introductions, can lead to reduced sales during such periods. Furthermore, any event that causes adverse publicity involving these manufacturers may have an adverse effect on our business regardless of whether such event directly involves FLASR.

We have limited existing brand identity and customer loyalty; if we fail to market our brand to promote the product offerings, our business could suffer.

We have been in the business of portable waste solutions for consumers of smokeless tobacco products only since February 2013. Currently do not have strong brand identity or brand loyalty. We believe that establishing and maintaining brand identity and brand loyalty is critical to attracting customers to our products and developing additional relationships with suppliers and securing contracts to directly ship our products. In order to attract customers and respond to competitive pressures, we may be forced to spend substantial funds to create and maintain brand recognition among consumers and suppliers. We believe that advertising rates and the cost of our advertising campaigns in particular, could increase substantially in the future. If our branding efforts are not successful, our ability to earn revenues and sustain our operations will be harmed.

The success of our products will also depend on our success in consistently providing high-quality products to our customers. Since we rely on suppliers to directly ship products purchased to our customers, if our suppliers do not ship quickly, or if our consumers do not perceive the products we offer as superior, the value of the FLASR brand could be harmed. Any brand impairment or dilution could decrease the attractiveness of FLASR to one or more of these groups, which could harm our business, results of operations and financial condition.

Our product offerings may not be accepted.

We constantly seek to modify our product offerings to match consumer buying trends. As is typically the case in evolving product offerings, anticipation of demand and market acceptance is subject to a high level of uncertainty. The success of our product offerings primarily depends on the interest of consumers in purchasing our particular assortment of products, which at this stage is uncertain. In general, achieving market acceptance for our products will require substantial marketing efforts and the expenditure of significant funds, which we do not currently possess, to create awareness and demand among consumers.

We have limited financial, personnel and other resources to undertake extensive marketing activities. Accordingly, we are uncertain as to the acceptance of any of our products or our ability to generate the revenues necessary to remain in business.

We depend on third parties for supplying our products and shipping them directly to us.

We do not own or operate any manufacturing facilities and we are currently dependent on third-party suppliers in other locations. Therefore, we are, and in the future will continue to be, dependent upon our suppliers to ship on a timely basis the products ordered by customers. We also rely on our suppliers to comply with any applicable safety standards and federal, state and local regulatory requirements at competitive prices.

If our current suppliers be unable or unwilling in the future to meet our needs for any reason, we would have to find replacement product suppliers, in default of which we would lose sales and marketing credibility as well as our ability to generate revenues.

Although we may have the right to use various intellectual property rights related to our products, these rights may not provide us with any competitive advantage.

It is possible that our brand name will infringe on the intellectual property rights of others, and that our assertions of intellectual property rights may not be enforceable or provide protection against competitive products or otherwise be commercially valuable. Moreover, enforcement of intellectual property rights typically requires time consuming and costly litigation. There is the possibility that others will independently develop substantially similar products.

Our inability to obtain sufficient financing will harm our development and growth strategy.

We will require substantial amounts of working capital to fund our business. We currently anticipate that our available funds, including amounts available under our Equity Purchase Agreement with Premier, will be sufficient to meet our anticipated needs for working capital and capital expenditures through the next 12 months. Our anticipation of the time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary as a result of a number of factors, including those described in these Risk Factors and elsewhere in this prospectus. We are uncertain that additional financing will be available to us on favorable terms when required, or at all. If we are unable to obtain sufficient additional capital when needed, we could be forced to alter our business strategy, and delay or abandon some of our development plans. Any of these events would harm our business, financial condition and results of operation. In addition, if we raise additional funds through the issuance of equity, equity-linked or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience additional dilution.

Risks associated with our ability to manage expansion.

The growth of our business depends in large part on our ability to manage expansion, and control costs in our operations. This strategy will entail reviewing and potentially reorganizing operations, corporate infrastructure and system and financial controls. Unforeseen expenses, difficulties, complication and delays frequently encountered in connection with the rapid expansion of operations could inhibit our growth and adversely affect our financial condition, results of operations or cash flow.

Our future financial results are uncertain and our operating results may fluctuate, due to, among other things, consumer trends, seasonal fluctuations and market demand.

As a result of our lack of operating history, it is difficult to accurately forecast our revenue. We have little historical financial data upon which to base planned operating expenses. At present, we base our current and future expense levels on our operating plans and estimates of future expenses. Our expenses are dependent in large part upon expenses associated with our proposed marketing expenditures and related overhead expenses, and the costs of hiring and maintaining qualified personnel to carry out our respective services. Sales and operating results are difficult to forecast because they will depend on the growth of our customer base, changes in customer demands based on seasonal fluctuations and consumer trends, the degree of utilization of our advertising services as well as the mix of products and services sold. As a result, we may be unable to make accurate financial forecasts and adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause our net losses in a given quarter to be greater than expected.

We may encounter substantial competition in our business and failure to compete effectively may adversely affect our ability to generate revenue.

We believe that existing and new competitors will continue to improve their products and introduce new products with competitive price and performance characteristics. We expect that we will be required to continue to invest in product development and productivity improvements to compete effectively in our markets. Our competitors could undertake more aggressive and costly marketing campaigns than ours, which may adversely affect our marketing strategies and could have a material adverse effect on our business, results of operations and financial condition. Important factors affecting our ability to compete successfully include:

•

Sales and marketing promotions;

•

Rapid and effective development of products;

•

Branded name advertising; and

•

Pricing.

In periods of reduced demand for our products, we can either choose to maintain market share by reducing our selling prices to meet competition or maintain selling prices, which would likely sacrifice market share. Sales and overall profitability could be reduced in either case. In addition, competitors may enter our existing markets, or we will be unable to compete successfully against existing or new competition.

We rely on the services of certain key personnel.

Our business relies on the efforts and talents of our chief executive officer, chief financial officer and sole director, Everett Dickson. The loss of his services could adversely affect the operations of our business, and could have a very negative impact on our ability to fulfill on our business plan.

We may not be able to hire and retain qualified personnel to support our growth and if we are unable to retain or hire such personnel in the future, our ability to improve our products and implement our business objectives could be adversely affected.

If one or more of our senior executives or other key personnel or independent contractors are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for senior management is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives, or attract and retain high-quality senior executives in the future. Such failure could materially and adversely affect our future growth and financial condition.

Our future revenues are unpredictable and our quarterly operating results may fluctuate significantly.

We cannot forecast with any degree of certainty whether any of our proposed products will ever generate revenue or the amount of revenue to be generated by any of our proposed products. In addition, we cannot predict the consistency of our quarterly operating results. Factors which may cause our operating results to fluctuate significantly from quarter to quarter include:

•

Our ability to attract new and repeat customers;

•

Our ability to keep current with the evolving requirements of our target market;

•

The ability of our competitors to offer new or enhanced products; and

•

Unanticipated delays or cost increases with respect to research and development.

We may fail to establish and maintain strategic relationships.

We believe that the establishment of strategic partnerships will greatly benefit the growth of our business, and we intend to seek out and enter into strategic alliances. We may not be able to enter into these strategic partnerships on commercially reasonable terms, or at all. Even if we enter into strategic alliances, our partners may not attract significant numbers of customers or otherwise prove advantageous to our business. Our inability to enter into new manufacturing or distribution relationships or strategic alliances could have a material and adverse effect on our business.

Acts of terrorism, responses to acts of terrorism and acts of war may impact our business and our ability to raise capital.

Future acts of war or terrorism, national or international responses to such acts, and measures taken to prevent such acts may harm our ability to raise capital or our ability to operate, especially to the extent we depend upon activities imports from foreign countries, such as China. In addition, the threat of future terrorist acts or acts of war may have effects on the general economy or on our business that are difficult to predict. We are not insured against damage or interruption of our business caused by terrorist acts or acts of war.

Government efforts to regulate the production and consumption of tobacco products could have a significant impact on tobacco consumption and sales of tobacco products, which would, in turn, affect our results of operations.

Nationally, the U.S. federal government and certain state and local governments have taken or proposed actions that may have the effect of reducing U.S. consumption of tobacco products and indirectly reducing demand for our products and services. These activities have included:

•

Restrictions on the use of tobacco products in public places and places of employment;

•

Legislation authorizing the U.S. Food and Drug Administration to regulate the manufacturing and marketing of tobacco products;

•

Increases in the federal, state, and local excise taxes on cigarettes and other tobacco products; and

•

The policy of the U.S. government to link certain federal grants to the enforcement of state laws restricting the sale of tobacco products.

Globally, a number of foreign governments and non-government organizations also have taken or proposed steps to restrict or prohibit tobacco product advertising and promotion, to increase taxes on tobacco products, to indirectly limit the use of certain types of tobacco, and to discourage tobacco product consumption. A number of such measures, including plain packaging, are included in the Framework Convention on Tobacco Control, which was negotiated and promoted globally under the auspices of the World Health Organization. We cannot predict the extent or speed at which the efforts of governments or non-governmental agencies to reduce tobacco consumption might affect our business. However, a significant decrease in worldwide tobacco consumption brought about by existing or future governmental laws and regulations would reduce demand for tobacco products and services and could have a material adverse effect on our results of operations.

Risk Factors Related the Equity Purchase Agreement and Our Common Stock

Everett Dickson owns approximately 41.3 percent of our common stock. This concentration of ownership could discourage or prevent a potential takeover of FLASR that might otherwise result in your receiving a premium over the market price for your common stock.

Everett Dickson, our chief executive officer, chief financial officer, and sole director owns 70,172,000 shares of our common stock, which represent approximately 41.3 percent of our outstanding common stock as of the date of this prospectus. Mr. Dickson also holds 2,465,000 shares of our Series A Convertible Preferred Stock. Together, Mr. Dickson’s holdings represent 98.1% of the voting power of the Company. The result of the ownership of our capital stock by Mr. Dickson is that he has the power to influence voting control on all matters submitted to our stockholders for approval and may be able to control our management and affairs, including extraordinary transactions such as mergers and other changes of corporate control, and going private transactions. Additionally, this concentration of voting power could discourage or prevent a potential takeover of FLASR that might otherwise result in your receiving a premium over the market price for your common stock.

We are registering an aggregate of 33,140,000 shares of common stock to be issued in connection with the Equity Purchase Agreement and the conversion of certain of our outstanding convertible notes. The sale of such shares could depress the market price of our common stock.

We are registering an aggregate of 33,140,000 shares of common stock under the registration statement of which this prospectus forms a part for issuance in connection with the Equity Purchase Agreement and certain outstanding convertible promissory notes. The sale of these shares into the public market by the selling stockholders could depress the market price of our common stock. As of May 3, 2016, there were 169,594,181 shares of our common stock outstanding.

Assuming we utilize the maximum amount available under the Equity Purchase Agreement, existing stockholders could experience substantial dilution upon the issuance of common stock.

Our Equity Purchase Agreement with Premier contemplates the potential future issuance and sale of up to $3,000,000 of our common stock to Premier subject to certain restrictions and obligations. The following table is an example of the number of shares that could be issued at various prices assuming we utilize the maximum amount remaining available under the Equity Purchase Agreement. These examples assume issuances at a market prices of $0.07, the closing price of our shares on May 2, 2016, and at 10 percent discount per share.

Market Price	Discount to Market Price	Price Per Share (1)	Number of Shares Issuable (2)	Shares Outstanding (3)	Percent of Outstanding Shares (4)

$0.07	10%	$0.063	47,619,047	169,594,181	28.1%

_____________

(1)	Represents purchase prices equal to 90 percent of the May 2, 2016, closing price of $0.07.
(2)	Represents the number of shares issuable if the entire remaining commitment of $3,000,000 under the Equity Purchase Agreement were drawn down at the indicated purchase price.
(3)	Based on 169,594,181 shares of common stock outstanding as of the date of this prospectus.
(4)

Percentage of the total outstanding shares of common stock after the issuance of the shares indicated, without considering any contractual restriction on the number of shares the selling stockholder may own at any point in time or other restrictions on the number of shares we may issue.

We may not have access to the full amount under the Equity Purchase Agreement.

During the twelve months ended March 31, 2015, the high and low sales prices of our shares as reported on the OCTQB by Yahoo Finance were $0.66 and $0.15. The closing price for our shares on May 2, 2016, was $0.07. We do not know if the market price of our common stock will increase substantially in the near future. The entire commitment under the Equity Purchase Agreement is $3,000,000. Presuming we will maintain the market price of our common stock at $0.07, we need to issue approximately 47.6 million shares of common stock to Premier in order to have access to the full amount under the Equity Purchase Agreement, notwithstanding Premier’s beneficial ownership limitations set forth in the Equity Purchase Agreement. We are authorized to issue 500,000,000 shares of common stock and have 169,594,181 shares issued as of the date of this prospectus. In addition to our authorized common stock, FLASR is authorized to issue 5,000,000 shares of preferred stock, par value $0.001 per share, 2,465,000 are issued or outstanding. These outstanding shares of preferred stock are convertible into 4.93 billion shares of our common stock.

Premier will pay less than the then-prevailing market price for our common stock.

The common stock to be issued to Premier pursuant to the Equity Purchase Agreement will be purchased at a 10 percent discount to the lowest closing price of the shares of our common stock during the applicable Pricing Period. Premier has a financial incentive to sell our common stock immediately upon receiving the shares to realize the profit equal to the difference between the discounted price and the market price. If Premier sells the shares, the price of our common stock could decrease. If our stock price decreases, Premier may have a further incentive to sell the shares of our common stock that it holds. These sales may have a further impact on our stock price.

There may not be sufficient trading volume in our common stock to permit us to generate adequate funds from the exercise of our put.

The Equity Purchase Agreement provides that the dollar value that we will be permitted to put to Premier will be no less than $10,000 and no greater than 400 percent of the average daily volume of our common stock for the five trading days prior to the date Premier receives the applicable Put Notice. Since we have limited average daily trading volume in our common stock, it is possible that we would only be permitted to exercise a Put for $10,000, which may not provide adequate funding for our planned operations.

Shares of our common stock which may be issued upon the conversion of our outstanding convertible promissory notes may dilute the ownership interests of our stockholders.

As a result of the notes issued by the Company within the last several months, the Company has an aggregate of $1.2 million due and payable as short-term debt as of December 31, 2015. These convertible debentures mature throughout 2016. If the holders of these notes elect to convert all or a portion of the outstanding obligations under such notes into shares our common stock, our current stockholders would be subject to dilution of their interests.

Shares eligible for future sale by our current stockholders may adversely affect our stock price.

The sale of a significant number of shares of our common stock at any particular time could be difficult to achieve at the market prices prevailing immediately before such shares are offered. In addition, sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, under Securities and Exchange Commission Rule 144 or otherwise could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital at that time through the sale of our securities.

We have never paid or declared any dividends on our common stock.

We have never paid or declared any dividends on our common stock. Likewise, we do not anticipate paying, in the near future, dividends or distributions on our common stock or our common stock to be sold in this offering. Any future dividends will be declared at the discretion of our board of directors and will depend, among other things, on our earnings, our financial requirements for future operations and growth, and other facts as we may then deem appropriate.

Our directors have the right to authorize the issuance of shares of our preferred stock and additional shares of our common stock.

Our directors, within the limitations and restrictions contained in our Articles of Incorporation and without further action by our stockholders, have the authority to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and the relative rights, conversion rights, voting rights, and terms of redemption, liquidation preferences and any other preferences, special rights and qualifications of any such series. There are currently 2,465,000 shares of Series A Convertible Preferred Stock outstanding. Also, we issued a warrant to Craigstone Ltd. on February 23, 2016, exercisable for 2,500,000 shares of Series A-1 Convertible Preferred Stock in nine installments over eight months. We have no intention of issuing shares of preferred stock at the present time. Any issuance of shares of preferred stock could adversely affect the rights of holders of our common stock.

If we issue additional shares of our common stock at a later time, each investor’s ownership interest in our stock would be proportionally reduced. No investor will have any preemptive right to acquire additional shares of our common stock, or any of our other securities.

Even though our shares become publicly quoted, your shares may not be “free-trading.”

Investors should understand that their shares of our common stock will not become “free-trading” merely because FLASR is a publicly quoted company. In order for the shares to become “free-trading,” the shares must be registered, or entitled to an exemption from registration under applicable law.

The elimination of monetary liability against our directors under our Articles of Incorporation and the existence of indemnification rights to our directors, officers and employees may result in substantial expenditures and may discourage lawsuits against our directors, officers and employees.

Our Articles of Incorporation contain provisions that eliminate the liability of our directors for monetary damages to FLASR and our stockholders. Our bylaws also require us to indemnify our officers and directors. We may also have contractual indemnification obligations under our agreements with our directors, officers and employees. The foregoing indemnification obligations could result in FLASR incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers and employees, which we may be unable to recoup. These provisions and resultant costs may also discourage FLASR from bringing a lawsuit against directors, officers and employees for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our stockholders against our directors, officers and employees, even though such actions, if successful, might otherwise benefit us and our stockholders.

Anti-takeover provisions may impede the acquisition of FLASR.

Certain provisions of the Nevada Revised Statutes have anti-takeover effects and may inhibit a non-negotiated merger or other business combination. These provisions are intended to encourage any person interested in acquiring FLASR to negotiate with, and to obtain the approval of, our board of directors in connection with such a transaction. As a result, certain of these provisions may discourage a future acquisition of FLASR, including an acquisition in which the stockholders might otherwise receive a premium for their shares.

You may be unable to sell your common stock at or above your purchase price, which may result in substantial losses to you.

The following factors may add to the volatility in the price of our common stock: actual or anticipated variations in our quarterly or annual operating results; government regulations, announcements of significant acquisitions, strategic partnerships or joint ventures; our capital commitments; and additions or departures of our key personnel. Many of these factors are beyond our control and may decrease the market price of our common stock, regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our common stock will be at any time, including as to whether our common stock will sustain the current market price, or as to what effect the sale of shares or the availability of common stock for sale at any time will have on the prevailing market price.

Volatility in our common stock price may subject FLASR to securities litigation.

The market for our common stock is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will be more volatile than a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We may need to raise additional capital. If we are unable to raise necessary additional capital, our business may fail or our operating results and our stock price may be materially adversely affected.

We may need to secure adequate funding. If we are unable to obtain adequate funding, we may not be able to successfully develop and market our proposed products and our business will most likely fail. We do not have commitments for additional financing, other than the Equity Purchase Agreement with Premier. To secure additional financing, we may need to borrow money or sell more securities, which may reduce the value of our outstanding securities. We may be unable to secure additional financing on favorable terms or at all.

Issuing additional stock, either privately or publicly, would dilute the equity interests of our stockholders. If we borrow more money, we will have to pay interest and may also have to agree to restrictions that limit our operating flexibility. If we are unable to obtain adequate financing, we may have to curtail business operations, which would have a material negative effect on operating results and most likely result in a lower stock price.

An active trading market in our shares may not be sustained.

Although our shares of common stock are quoted for sale on the OTC, currently there is only a limited trading market in our shares. An active trading market in our shares may not be sustained. Factors such as those discussed in this “Risk Factors” section may have a significant impact upon the market price of the securities to be distributed by us. Many brokerage firms may not be willing to participate in transactions in a security if a low price develops in the trading of the security. Even if a purchaser finds a broker willing to effect a transaction in our securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of our securities as collateral for any loans., our shares of common stock were quoted for sale on the OTC maintained by the OTC Markets Group, Inc.

We may incur significant costs to ensure compliance with U.S. corporate governance and accounting requirements.

We may incur significant costs associated with our public company reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the SEC. We expect all of these applicable rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly.

We also expect that these applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these newly applicable rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We may be required to raise additional financing by issuing new securities with terms or rights superior to those of our shares of common stock, which could adversely affect the market price of our shares of common stock.

We may require additional financing to fund future operations, including expansion in current and new markets, programming development and acquisition, capital costs and the costs of any necessary implementation of technological innovations or alternative technologies. We may not be able to obtain financing on favorable terms, if at all. If we raise additional funds by issuing equity securities, the percentage ownership of our current stockholders will be reduced, and the holders of the new equity securities may have rights superior to those of the holders of shares of common stock, which could adversely affect the market price and the voting power of shares of our common stock. If we raise additional funds by issuing debt securities, the holders of these debt securities would similarly have some rights senior to those of the holders of shares of common stock, and the terms of these debt securities could impose restrictions on operations and create a significant interest expense for us.

We may have difficulty raising necessary capital to fund operations as a result of market price volatility for our shares of common stock.

In recent years, the securities markets in the United States have experienced a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values or prospects of such companies. For these reasons, our shares of common stock can also be expected to be subject to volatility resulting from purely market forces over which we will have no control. If our business development plans are successful, we may require additional financing to continue to develop and exploit existing and new technologies and to expand into new markets. The exploitation of our technologies may, therefore, be dependent upon our ability to obtain financing through debt and equity or other means.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement or amendment may contain so called “forward-looking statements”, all of which are based on management’s current expectations and are subject to risks and uncertainties which may cause results to differ materially and adversely from those set forth in the statements. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” and “continue” or similar words. You can also identify them by the fact that they do not relate strictly to historical or current facts. You should read statements that contain these words carefully because they:

•

discuss future expectations;

•

contain projections of future results of operations or financial condition; or

•

state other “forward-looking” information.

We believe it is important to communicate our expectations to our stockholders. However, there may be events in the future that we are not able to accurately predict or over which we have no control. The risk factors and cautionary language discussed in this document outline examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in the forward-looking statements, including among other things:

•

our stockholders’ approval of the terms of the financing;

•

the amount of cash on hand available to us;

•

our business strategy;

•

changing interpretations of generally accepted accounting principles;

•

outcomes of government reviews, inquiries, investigations and related litigation;

•

continued compliance with government regulations;

•

legislation or regulatory environments, requirements or changes adversely affecting the businesses in which we are engaged;

•

statements about industry trends;

•

fluctuations in customer demands;

•

general economic conditions; and

•

geopolitical events and regulatory changes.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock offered by the selling stockholders. However, we will receive proceeds from the sale of our common stock to Premier pursuant to the Equity Purchase Agreement. The proceeds from our exercise of Puts pursuant to the Equity Purchase Agreement will be used for working capital and general corporate expenses.

SELLING STOCKHOLDER

This prospectus relates to the sale or other disposition of up to 33,140,000 shares of our common stock by the selling stockholder named below, and its donees, pledgees, or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, comprised of:

•

up to 33,139,052 shares of common stock issuable to Premier under the Equity Purchase Agreement; and

•

948 shares of common stock issued to Premier as the Initial Commitment Shares in connection with the Equity Purchase Agreement.

The following table, based upon information currently known by us, sets forth as of September 18, 2015, (i) the number of shares held of record or beneficially by the selling stockholders as of such date (as determined below) and (ii) the number of shares that may be sold or otherwise disposed of under this prospectus by the selling stockholder. Percentage ownership is based on 169,594,181 shares of common stock outstanding as of May 3, 2016, plus securities deemed to be outstanding with respect to individual stockholders pursuant to Rule 13d-3(d)(1) under the Exchange Act. Beneficial ownership includes shares of common stock plus any securities held by the holder exercisable for or convertible into shares of common stock within 60 days after May 3, 2016, in accordance with Rule 13d-3(d)(1) under the Exchange Act. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the selling stockholder named below. We do not know when or in what amounts a selling stockholder may sell or otherwise dispose of the shares of common stock covered hereby. The selling stockholder may not sell or otherwise dispose of any or all of the shares offered by this prospectus and may sell or otherwise dispose of shares covered hereby in transactions exempt from the registration requirements of the Securities Act. Because the selling stockholder may sell or otherwise dispose of some, all or none of the shares covered hereby, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholder after completion of the offering. However, for purposes of the following table, we have assumed that all of the shares covered hereby are sold by the selling stockholder pursuant to this prospectus.

Except as described above under “Risk Factors,” “The Offering” or in the footnotes in the beneficial ownership table below, the selling stockholder has not held any position or office, or has otherwise had a material relationship, with us or any of our subsidiaries within the past three years other than as a result of the ownership of our shares or other securities. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by their spouses under applicable law.

Notwithstanding anything to the contrary in the Equity Purchase Agreement, in no event shall Premier be entitled to purchase that number of shares of our common stock, which when added to the sum of the number of shares of our common stock beneficially owned, by Premier, would exceed 4.99 percent of the number of shares of our common stock outstanding on any Closing Date under the Equity Purchase Agreement, as determined in accordance with Rule 13d-1(j) of the Exchange Act.

The transactions with the selling stockholder described in this registration statement did not have a material impact on the market price of our common stock.

Beneficial Ownership of Common Shares Prior to this Offering				Number of Shares to be Sold		Beneficial Ownership of Common Shares after this Offering
Selling Stockholder	Number of Shares		Percent of Class	Under this Prospectus (1)		Number of Shares	Percent of Class

Premier Venture Partners, LLC (4)	948	(2)	0.001%	33,140,000	(3)	-	-

______________

(1)	These numbers assume the selling stockholder sells all of its shares after the completion of the offering.
(2)	In addition to the shares to be issued pursuant to the Equity Purchase Agreement, we have issued to Premier 948 shares of our common stock as Initial Commitment Shares.
(3)

The number of shares set forth in the table represents an estimate of the number of common shares to be offered by the selling stockholder. We have assumed the sale of all of the common shares offered under this prospectus will be sold. However, as the selling stockholder can offer all, some or none of its common stock, no definitive estimate can be given as to the number of shares that the selling stockholder will offer or sell under this prospectus.

(4)	Jeffrey Maller is the managing member of Premier Venture Partners, LLC, and has dispositive power over the shares.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Our Amended and Restated Articles of Incorporation permit us to limit the liability of our directors to the fullest extent permitted under the Nevada Revised Statutes. As permitted by Nevada law, our bylaws and Amended and Restated Articles of Incorporation also include provisions that eliminate the personal liability of each of our officers and directors for any obligations arising out of any acts or conduct of such officer or director performed for or on behalf of FLASR. To the fullest extent allowed by the Nevada Revised Statutes, we will defend, indemnify and hold harmless its directors or officers from and against any and all claims, judgments and liabilities to which each director or officer becomes subject to in connection with the performance of his or her duties and will reimburse each such director or officer for all legal and other expenses reasonably incurred in connection with any such claim of liability. However, we will not indemnify any officer or director against, or reimburse for, any expense incurred in connection with any claim or liability arising out of the officer’s or director’s own negligence or misconduct in the performance of duty.

The provisions of our bylaws and articles of incorporation regarding indemnification are not exclusive of any other right we have to indemnify or reimburse our officers or directors in any proper case, even if not specifically provided for in our articles of incorporation or bylaws.

We believe that the indemnity provisions contained in our bylaws and the limitation of liability provisions contained in our Amended and Restated Articles of Incorporation are necessary to attract and retain qualified persons for these positions. No pending material litigation or proceeding involving our directors, executive officers, employees or other agents as to which indemnification is being sought exists, and we are not aware of any pending or threatened material litigation that may result in claims for indemnification by any of our directors or executive officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of a substantial number of shares of our common stock in the public market could adversely affect market prices prevailing from time to time. Under the terms of this offering, the shares of our common stock offered may be resold without restriction or further registration under the Securities Act, except that any shares purchased by our “affiliates,” as that term is defined under the Securities Act, may generally only be sold in compliance with Rule 144 under the Securities Act.

Sale of Restricted Shares

Certain shares of our outstanding common stock were issued and sold by FLASR in private transactions in reliance upon exemptions from registration under the Securities Act and have not been registered for resale. Such shares may be sold only pursuant to an effective registration statement filed by FLASR or an applicable exemption, including the exemption contained in Rule 144 promulgated under the Securities Act.

Rule 144

In general, Rule 144 promulgated by the SEC pursuant to the Securities Act, provides:

•

If the issuer of the securities is, and has been for a period of at least 90 days immediately before the sale, subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, a minimum of six months must elapse between the later of the date of the acquisition of the securities from the issuer, or from an affiliate of the issuer, and any resale of such securities in reliance on this section for the account of either the acquiror or any subsequent holder of those securities.

•

If the issuer of the securities is not, or has not been for a period of at least 90 days immediately before the sale, subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, a minimum of one year must elapse between the later of the date of the acquisition of the securities from the issuer, or from an affiliate of the issuer, and any resale of such securities in reliance on this section for the account of either the acquiror or any subsequent holder of those securities.

•

Except as provided in Rule 144, the amount of securities sold for the account of an affiliate of the issuer in reliance upon this section shall be determined as follows: If any securities are sold for the account of an affiliate of the issuer, regardless of whether those securities are restricted, the amount of securities sold, together with all sales of securities of the same class sold for the account of such person within the preceding three months, shall not exceed the greatest of: (A) one percent of the shares or other units of the class outstanding as shown by the most recent report or statement published by the issuer, or (B) the average weekly reported volume of trading in such securities on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the filing of notice required by paragraph (h) of Rule 144, or if no such notice is required the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker, or (C) the average weekly volume of trading in such securities reported pursuant to an effective transaction reporting plan or an effective national market system plan during the four-week period specified in paragraph (e)(1)(ii) of Rule 144.

We will publish information necessary as required by the Exchange Act to permit transfer of the common stock in accordance with Rule 144 of the Securities Act. However, the investor is cautioned that on the effective date of this prospectus, there is only limited trading in the shares of our common stock.

PLAN OF DISTRIBUTION

The purpose of this prospectus is to permit the selling stockholders to offer and sell up to an aggregate of 33,140,000 shares at such times and at such places as they choose. The decision to sell any shares is within the sole discretion of the holder thereof.

The distribution of the common stock by a selling stockholder may be effected from time to time in one or more transactions. Any of the common stock may be offered for sale, from time to time, by a selling stockholder, or by permitted transferees or successors of the selling stockholder, or otherwise, at prices and on terms then obtainable, at fixed prices, at prices then prevailing at the time of sale, at prices related to such prevailing prices, or in negotiated transactions at negotiated prices or otherwise. The common stock may be sold by one or more of the following:

•

On the OTC, the OTC Pink, or any other national common stock exchange or automated quotation system on which our common stock is traded, which may involve transactions solely between a broker-dealer and its customers which are not traded across an open market and block trades.

•

Through one or more dealers or agents (which may include one or more underwriters).

•

Block trades in which the broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus.

•

Purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus.

•

Ordinary brokerage transactions.

•

Transactions in which the broker solicits purchasers

•

Directly to one or more purchasers.

•

A combination of these methods.

Premier and any broker-dealers who act in connection with the sale of its shares are “underwriters” within the meaning of the Securities Act, and any discounts, concessions or commissions received by them and profit on any resale of the shares as principal may be deemed to be underwriting discounts, concessions and commissions under the Securities Act.

In connection with the distribution of the common stock or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholder may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or other financial institutions of the common stock, which shares such broker-dealers or financial institutions may resell pursuant to this prospectus, as supplemented or amended to reflect that transaction. The selling stockholder may also pledge the common stock registered hereunder to a broker-dealer or other financial institution and, upon a default, such broker-dealer or other financial institution may affect sales of the pledged shares pursuant to this prospectus, as supplemented or amended to reflect such transaction. In addition, any common stock covered by this prospectus that qualifies for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

The selling stockholder or its underwriters, dealers or agents may sell the common stock to or through underwriters, dealers or agents, and such underwriters, dealers or agents may receive compensation in the form of discounts or concessions allowed or reallowed. Underwriters, dealers, brokers or other agents engaged by the selling stockholder may arrange for other such persons to participate. Any fixed public offering price and any discounts and concessions may be changed from time to time. Underwriters, dealers and agents who participate in the distribution of the common stock may be deemed to be underwriters within the meaning of the Securities Act, and any discounts or commissions received by them or any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions thereunder. The proposed amounts of the common stock, if any, to be purchased by underwriters and the compensation, if any, of underwriters, dealers or agents will be set forth in a prospectus supplement.

Unless granted an exemption by the SEC from Regulation M under the Exchange Act, or unless otherwise permitted under Regulation M, a selling stockholder will not engage in any stabilization activity in connection with our common stock, will furnish each broker or dealer engaged by a selling stockholder and each other participating broker or dealer the number of copies of this prospectus required by such broker or dealer, and will not bid for or purchase any common stock of our or attempt to induce any person to purchase any of the common stock other than as permitted under the Exchange Act.

We will not receive any proceeds from the sale of these shares of common stock offered by the selling stockholder. We shall use our best efforts to prepare and file with the SEC such amendments and supplements to the registration statement and this prospectus as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of the common stock covered by the registration statement for the period required to effect the distribution of such common stock.

We are paying certain expenses (other than commissions and discounts of underwriters, dealers or agents) incidental to the offering and sale of the common stock to the public, which are estimated to be approximately $112,022. If we are required to update this prospectus during such period, we may incur additional expenses in excess of the amount estimated above.

In order to comply with certain state securities laws, if applicable, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the shares of common stock may not be sold unless they have been registered or qualify for sale in such state or an exemption from registration or qualification is available and is complied with.

LEGAL MATTERS

The validity of the issuance of the common stock offered hereby will be passed upon for us by DLA Piper LLP (US) located at 1000 Louisiana Street, Suite 2800. Houston, Texas 77002-5005.

EXPERTS

The financial statements in the section entitled “Financial Statements” on page F-1 of this prospectus for the nine months ended December 31, 2015 have been included in reliance upon the report of an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The financial statements in the section entitled “Financial Statements” on page F-1 of this prospectus for the years ended March 31, 2015 and March 31, 2014 have been included in reliance upon the report of MaloneBailey LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

REPORTS TO STOCKHOLDERS

We will furnish our stockholders with an annual report which describes the nature and scope of our business and operations for the prior year and which will contain a copy of our audited financial statements for our most recent fiscal year. In addition, we will furnish our stockholders with a proxy statement as required by the Exchange Act covering matters to be voted upon at our annual meeting of stockholders.

WHERE YOU CAN FIND MORE INFORMATION

For further information with respect to FLASR and the securities being offered hereby, reference is hereby made to the registration statement, including the exhibits thereto and the financial statements, notes, and schedules filed as a part thereof.

No person is authorized to give you any information or make any representation other than those contained or incorporated by reference in this prospectus. Any such information or representation must not be relied upon as having been authorized. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date of the prospectus.

We are subject to the informational requirements of the Exchange Act, and must file reports, proxy statements and other information with the SEC, such as current, quarterly and annual reports on Forms 8-K, 10-Q and 10-K. Our executive officers, directors and beneficial owners of 10 percent or more of our common stock also file reports relative to the acquisition or disposition of shares of our common stock or acquisition, disposition or exercise of any of our common stock purchase options or warrants. These filings will be a matter of public record and any person may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Further, the SEC maintains an Internet web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC.

DESCRIPTION OF BUSINESS

Corporate History

We were incorporated on April 22, 2013 in the State of Nevada under the name “Language Arts Corp.” to design, develop and launch an online language learning and translation service but never commenced such planned operations, had limited start-up operations and generated no revenues.

On July 23, 2014, Everett Dickson consummated the purchase of 6,000,000 shares (or 12,000 shares, after taking into account the Reverse Split) of common stock of the Company from Maria del Pilar Jaen. The shares represented 63% of the issued and outstanding shares of the Company on a fully diluted basis as of that date. The purchase price for the shares of $30,000 was payable by Mr. Dickson to Ms. Jean on January 23, 2015.

Effective July 23, 2014, in connection with the closing of the Purchase Agreement, Ms. Jaen resigned as the sole officer and director of the Company and Mr. Dickson was appointed President, Chief Executive Officer, Chief Financial Officer and sole director of the Company.

Everett Dickson, the majority stockholder and sole officer and director of the Company, took control of the Company with the intention of merging his private, solely owned company “FLASR Inc.” into the Company. The Board approved the implementation of a stock dividend payment in the form of a 1:6 forward stock split whereby each share of common stock held by each stockholder of record on August 28, 2014 automatically received an additional 5 shares, without any action on the part of the stockholders. Accordingly, there were an additional 47,500,000 shares (or 95,000 after taking into account the Reverse Split) of common stock issued and outstanding. The Company also filed an application with FINRA to (i) changed the ticker symbol of the Company to “FLSR,” (ii) changed the name of the Company to FLASR Inc., (iii) increased the authorized shares of common stock from 75,000,000 to 150,000,000 and (iv) increased the authorized share capital of the Company by providing for the adoption of 5,000,000 shares of blank check preferred stock.

Pursuant to the closing of the Purchase Agreement on September 16, 2014, the Company acquired all of the issued and outstanding capital stock of FLASR Inc. from Mr. Dickson for 50,000,000 shares (or 100,000 shares after taking into account the Reverse Split) of the Company’s common stock and FLASR became a wholly owned subsidiary of the Company. As a result of the acquisition, management began to focus the Company’s business on FLASR’s development and sale of the portable FLASRs for tobacco by-products.

The acquisition of FLASR by the Company was treated as a reverse capitalization, with FLASR deemed the accounting acquirer and the Company deemed the accounting acquiree under the purchase method of accounting. The reverse merger was deemed a recapitalization and the accompanying financial statements represent the continuation of the financial statements of FLASR (the accounting acquirer/legal subsidiary) except for its capital structure, and the accompanying financial statements reflect the assets and liabilities of FLASR recognized and measured at their carrying value before the combination and the assets and liabilities of Language Arts (the legal acquiree/legal parent). The equity structure reflects the equity structure of Language Arts, the legal parent, and the equity structure of FLASR, the accounting acquirer, as restated to reflect the number of shares of the legal parent.

On May 19, 2015, the Company filed a Certificate of Amendment with the Secretary of State increasing the amount of authorized shares of common stock of the Company from 150,000,000 to 500,000,000 shares.

On January 11, 2016, the Company filed a Certificate of Amendment to the Company’s Articles of Incorporation with the Secretary of State to effect a 1-for-500 Reverse Split of all outstanding shares of common stock of the Company, par value $0.001 per share. Unless otherwise specified, all share numbers and share prices in this prospectus have been adjusted to take into account the Reverse Split.

On January 13, 2016, the Company entered into a Memorandum of Understanding with Craigstone Ltd., a Marshall Islands company, in response to a letter from Craigstone regarding repayment of outstanding notes held by Craigstone with an aggregate principal amount of $400,000.  Pursuant to the Memorandum, in settlement of the Craigstone Notes and related claims, the Company issued a warrant exercisable for 2,500,000 shares of Series A-1 Preferred Convertible Stock at an exercise price of $0.001 per share.  The Warrant vests and become exercisable monthly over nine months starting on the date of issuance of the Warrant.

On February 23, 2016, the Company filed an Amended and Restated Certificate of Designation and Preferences of Series A Convertible Preferred Stock with the Secretary of State to reduce the number of authorized shares of Series A Convertible Preferred Stock thereunder to 2,500,000 shares and adjust each of the dividend, conversion and voting rights to a 2,000-to-1 ratio relative to the common stock of the Company. Mr. Dickson currently holds 2,465,000 shares of our Series A Convertible Preferred Stock.

Also on February 23, 2016, the Company filed a Certificate of Designation and Preferences of Series A-1 Convertible Preferred Stock with the Secretary of State designating 2,500,000 shares of preferred stock of the Company having a par value of $0.001 per share as Series A-1 Convertible Preferred Stock. Each share of the Series A-1 Preferred Stock will receive 160 times the dividends declared and paid with respect to each share of our common stock. The holders of the Series A-1 Preferred Stock will have the right to convert their Series A-1 Preferred Stock into fully paid and nonassessable shares (subject to certain adjustments as provided in the Series A-1 Certificate of Designation) of our common stock at a conversion rate of 160 shares of common stock for each share of Series A-1 Preferred Stock.

Overview

The Company sells portable waste solutions for consumers of moist tobacco products. We have created the FLASR™, a discreet, considerate, convenient and reusable spittoon system.

Products

The Company sells through wholesale distribution to convenience stores and direct sales online through its website, www.FLASR.com, and amazon.com, pocket-sized, portable spittoons, or FLASR, which allow moist snuff users to contain tobacco byproducts. A FLASR is a broad flattened necked vessel used especially to contain moist tobacco by-product. Our FLASRs are 4.0 ounces, made of durable polypropylene and have a thumb lock twist for one-handed operation. Polyethelene is known for its outstanding toughness (impact strength), has moderate stiffness (tensile strength) and is used in many products including stadium drink cups, reusable food containers (Tupperware), automotive interiors parts, and products with a living hinge design. The unit and its materials are also highly recyclable. FLASR™ is reusable, but it has a limited life span. FLASR’s size and shape make it unobtrusive so individuals can easily conceal it on their person and use it openly in public environments without drawing unwanted attention.

Our product is conveniently sized to fit inside a jacket pocket and we believe that it is an excellent replacement for a can or cup.

Design

Our products are currently available in three colors: Winter Camo, Generic racing design, and “Bull Riding”. We hope to offer other designs including sports teams, outdoor themes, racing teams and personalized designs.

Portability

Because our FLASRs are portable, they are convenient and can be used in various locations including in the car, warehouse, office, golf course and for travel.

Ease of Use

The FLASR can be operated with one hand. The user can palm it, twist the top and empty the mouth in one smooth motion. The FLASR features a thumb-lock cap which minimizes the risk of spills and leaks.

Considerate and Discreet

The FLASR keeps the tobacco by-products out of sight without cups and bottles.

We have begun development of product extensions of the FLASR™ brand. FLASR™ will provide a customized version of the original FLASR™ specific to consumers’ likes, interests, hobbies and their environment. Concepts and designs for these products are currently being developed and we currently hope to introduce them when and if the FLASR™ brand has been established in the marketplace.

Industry Overview

As an accessory to the moist snuff market, we follow and rely on the trends and sales of moist snuff itself and its manufacturers. According to Euromonitor, a consumer market research company, the moist tobacco market has been on the rise over the last six years. The U.S. moist snuff market was valued at approximately $4.8 billion in 2010 (marking an increase of about 6.7% as compared to the 2009 revenues of $4.5 billion) with industry volumes reaching nearly 1.3 billion cans during the same period (compared to approximately 1.2 billion cans in 2009, representing an increase of about 9%) and Euromonitor’s market research reports indicate that the U.S. smokeless tobacco market grew to approximately $7.4 billion in 2014. Furthermore, Euromonitor’s market estimates reveal that the American moist smokeless tobacco industry before-tax profits were valued at nearly $1.2 billion in 2010, up from $1 billion in 2009. According to Euromonitor, the heaviest concentration of those users is in the Southwest, Southeast and the Midwest, and usage rates across the entire U.S. population are approximately 7%.

We believe that driving the growth of the moist tobacco market is the reduction in cigarette consumption. In 2010, 26 states had what they considered comprehensive smoking restrictions in public and private work areas, and 35 had partial restrictions. This represented a major change in regulatory environment that we believe will change consumption patterns for cigarette smokers and boost smokeless products.

Altria Group, Inc. and Reynolds American, Inc. are the leading players in the U.S. moist tobacco market with market shares of 56.1% and 31.3%, respectively, in 2010, according to Euromonitor. The other important players in the U.S. moist tobacco market include Swedish Match and Swisher.

According to Euromonitor, the United States is the largest market for moist tobacco in the world. During the decade of 2001 to 2010, the market registered a compound annual growth rate (“CAGR”) of approximately 5.4% in terms of volume. We believe that the growth witnessed in the U.S. moist tobacco market in recent years is attributable to the rising demand from both cigarette and non-cigarette smokers. We believe that people are increasingly recognizing the benefits of using smokeless products, which has led to a wider expansion of the U.S. moist tobacco market.

The U.S. moist tobacco market can be further segmented into premium and price value segments. The premium-priced moist tobacco segment exhibited continuous growth in terms of volume, in the past decade, reaching nearly 634 million cans in 2010 compared to 623 million cans in 2000. However, the growth rate of the premium-priced segment, during the period under review, was slower in comparison to the value-priced segment. The value-priced moist tobacco segment registered sharp growth, in terms of volume, from 141 million cans in 2000 to nearly 662 million cans by 2010, registering a CAGR of 16.7%. The sales volume of value-priced moist tobacco reached nearly 745 million cans for 2011, all according to Euromonitor’s research.

In the U.S. moist tobacco products are distributed through diverse channels including convenience stores, gas stations, discount tobacco outlets, supermarkets, and the internet. Further, the sales of moist tobacco products are carried out mainly through point of sales displays. We believe that the market for moist tobacco products in the United States will continue to expand in the years to come, chiefly due to new product introductions, line extensions, and a wide variety of choices offered by manufacturers.

Market

We have three general consumer target markets:

•

The primary market segment of moist snuff users with an administrative or executive/professional career who want to continue to enjoy tobacco in the manner and frequency in which they are accustomed, but need to be discrete;

•

Average dipper that wants something to use daily on the go, around the house and on the worksite; and

•

Others in household who dislike finding bottles, cans and dishware used as a spittoon, with potential spills and odors.

We will use industry data to focus marketing and sales efforts on concentrated areas of sales per capita across the Unites States.

Age - Our focus age demographic consists of males aged 21-60. According to Euromonitor most consumers of moist tobacco are habitual lifetime users.

Income - We believe that the FLASR’s usefulness will support its price point for purchase and usage across a wide range of income but will lend itself to regular repurchase by income ranges above $45,000.

Marketing Strategy

Our objective is to market to consumers through advertising, events, sponsorship, web and social media, promoting our product and retail partners in targeted regions across the United States. We plan to utilize consumer demographic and geographic saturation data to capitalize on event marketing and sponsorship. We plan to focus regional and national advertising efforts to support our event and sponsorship initiatives.

Our marketing strategy focuses on four areas:

•

The executive/professional demographic of moist tobacco users;

•

The working class non-managerial demographic of traditional moist tobacco users;

•

Secondary encounters to moist snuff users (spouses, friends, family); and

•

Major manufacturers of moist tobacco in the United States (Altria, Reynolds America Inc., Swedish Match).

FLASR will focus on minimizing manufacturing, distribution and shipping costs by engaging a supplier that has the ability to provide these services under one roof. This structure allows us to maintain greater control of each step of the process, reducing production and delivery times.

We use digital marketing and social media campaigns, as well as in-store point of purchase advertising, onsite store promotions, tradeshows and live events such as rodeo, NASCAR and sports.

We intend to use an array of marketing mediums to reach our consumers, promoting not only our product but our retail partners as well for point of purchase awareness. We hope to use sponsorships, such as NASCAR, as an entry into a market that we believe has loyal fans and that encompasses a broad scope of our market segments and television, print, radio, internet advertising and social media.

We engaged Sports Byline USA to provide broadcast network advertising and FMW Media Works Corp. to produce an informative television spot and market our products in social media.

Competition

We believe that we our product meets a fundamental desire of moist tobacco users for a discreet, considerate and convenient solution for moist snuff users and that there is currently no product on the market comparable to the FLASR. The moist stuff industry has a wide variety of product (moist snuff) from which to choose, however we believe, virtually no accessory to discretely dispose of the by-product of moist snuff use. Our short-term goal is to become the primary accessory brand to moist snuff consumers. Our long-terms goal is to continue to build the brand through an aggressive marketing strategy, extended product lines and become the category’s leading producer. Our objective is to aggressively market to consumers through advertising, events, sponsorship, web and social media, promoting our product and retail partners in targeted regions across the United States. We plan to utilize consumer demographic and geographic saturation data to capitalize on event marketing and sponsorship. We plan to focus regional and national advertising efforts to support our event and sponsorship initiatives.

The market segment for moist tobacco accessories has very limited competition with currently only one related product, Mud Jug sold by DJ Novelties, Inc. This product targets the open, public moist tobacco user and are outside our primary target market.

These are other small companies that sell spittoons with very limited marketing budgets, supply chains and staffing.

Distribution

The Company sells through wholesale distribution to convenience stores and direct sales online through its website, www.FLASR.com, and amazon.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this Prospectus on Form S-1.

Our products are sold in single bottles, 3 packs, 10 packs or 24 (10) piece shipper cartons and we have point-of-purchase marketing packages for retailers. Our current distribution is primarily in the states of Virginia, North Carolina, Georgia, Texas, Missouri, Arkansas, Illinois and South Carolina. Our products are currently sold in 400 stores throughout the U.S.

Our contract sales force utilizes several sales channels to engage retailers regionally and nationally and is involved in product placement among brokers and wholesalers, including McClain, H T Hackney, JT Davenport, Dean Cline & Associates, Acosta Sales, Core Mark International and Weeks & Son and convenience stores including, Pilot Travel Centers LLC, Murphy U.S.A. stores, QuikTrip stores, Pantry and Hess Express Stores.

Using our management team’s personal and professional connections, we hope to engage producers of moist tobacco in order to sell our product as value-add giveaways to their consumers for events, promotions and incentives. We believe that we can provide branding opportunities by wrapping the FLASR with a logo or message specific to a customer’s need.

Pricing

Our combination pack of three FLASRs are currently priced at $13.99 and each FLASR individually is $4.99, plus shipping if purchased online.

Our pricing strategy is based on cost of goods sold, gross margin objectives and customer perceived value. Taking into consideration two other product lines that are outside our particular market segment, our pricing strategy in comparison falls well below one and only slightly above the other. This places us at the low end of the premium scale. Pricing strategy will be reviewed on a quarterly basis.

Additional strategies will include

•

Quantity discounts

•

Promotional discounts

•

Social media discounts

Manufacturing

The Company plans to focus on minimizing manufacturing, distribution and shipping costs by engaging a supplier that has the ability to provide these services under one roof. We believe that this structure will allow us to maintain greater control of each step of the process and reduce production and delivery times.

Intellectual Property

FLASR is a registered trademark with the US Patent and Trademark Office for use with potable tobacco spittoons. Such trademark is in effect until April 29, 2024.

Government Regulation

Our tobacco accessory product is not subject to governmental regulation that is material to the business. However, the tobacco industry continues to experience changes in government regulations that could reduce the consumption of tobacco related products and adversely affect our business, sales volume, results of operations, cash flows and financial condition.

Research and Development

FLASR spent $63,368 during the fiscal year ended March 31, 2014 and $1,182 during the fiscal year ended March 31, 2015, on research and development, none of which was borne by customers.

Employees

We currently have one employee who is a full-time employee. If and when our business grows, we hope to hire additional employees to support operations, sales and marketing.

We use an outside agency to assist us with business development, operations and marketing activities and creative, marketing, advertising, web and E-commerce services.

DESCRIPTION OF PROPERTY

The Company currently leases approximately 300 square feet of office space located at 1075 Peachtree Street NE, Suite 3650, Atlanta, Georgia for $340 per month on a month-to-month basis. We believe this space is adequate for our current operations.

LEGAL PROCEEDINGS

From time to time, the Company is a party to various legal proceedings arising in the ordinary course of business. While the Company is unable to predict the outcome of these lawsuits, it believes that the ultimate resolution will not have, either individually or in the aggregate, a material adverse effect on the Company's consolidated financial position, cash flows, or results of operations.

MARKET PRICE OF AND DIVIDENDS ON COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock was quoted on the OTC under the symbol LGUA until October 2014 and under the symbol FLSR since such time. Until September 2014, there was no active market in our common stock.

The following table sets forth the high and low sales prices as reported on the OTC by yahoo finance. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Quarter Ended	High	Low

December 31, 2014	$0.66	$0.55
March 31, 2015	$0.66	$0.15
June 30, 2015	$0.24	$0.06959
September 30, 2015	$0.19	$0.07
December 31, 2015	$0.079	$0.0001
March 31, 2015	$0.20	$0.0001

The last reported sales price of our common stock on the OTC on May 2, 2016, was $0.07.

Holders

As of May 3, 2016, there were approximately 12 stockholders of record of our common stock.

Dividend Policy

The Company has never paid dividends on its common stock and does not anticipate that it will pay dividends in the foreseeable future. It intends to use any future earnings for the expansion of its business. Any future determination of applicable dividends will be made at the discretion of the board of directors and will depend on the results of operations, financial condition, capital requirements and other factors deemed relevant.

Equity Compensation Plan Information

The Company does not have any equity compensation plans.

The following discussion and analysis of the consolidated financial condition and plan of operation should be read with our consolidated financial statements and related notes in the section entitled “Financial Statements” on page F-1 of this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Risk Factors” in this prospectus on Form S-1.

Plan of Operation

On July 23, 2014, Everett Dickson consummated the purchase of 6,000,000 shares (or 12,000 shares, after taking into account the Reverse Split) of common stock of the Company from Maria del Pilar Jaen. The shares represented 63% of the issued and outstanding shares of the Company on a fully diluted basis as of that date. The purchase price for the shares of $30,000 is payable by Mr. Dickson to Ms. Jaen on January 23, 2015. Everett Dickson, the majority stockholder and sole officer and director of the Company, took control of the Company with the intention of merging his private, solely owned company “FLASR Inc.” into the Company. The Board approved the implementation of a stock dividend payment in the form of a 1:6 forward stock split whereby each share of common stock held by each stockholder of record on August 28, 2014 automatically received an additional 5 shares, without any action on the part of the stockholders. Accordingly, there were an additional 47,500,000 shares (or 95,000 after taking into account the Reverse Split) of common stock issued and outstanding. The Company also filed an application with FINRA to (i) changed the ticker symbol of the Company to “FLSR,” (ii) changed the name of the Company to FLASR Inc., (iii) increased the authorized shares of common stock from 75,000,000 to 150,000,000 and (iv) increased the authorized share capital of the Company by providing for the adoption of 5,000,000 shares of blank check preferred stock.

Pursuant to the closing of the Purchase Agreement on September 16, 2014, the Company acquired all of the issued and outstanding capital stock of FLASR Inc. from Mr. Dickson for 50,000,000 shares (or 100,000 shares after taking into account the Reverse Split) of the Company’s common stock and FLASR became a wholly owned subsidiary of the Company. As a result of the acquisition, management began to focus the Company’s business on FLASR’s development and sale of the portable FLASRs for tobacco by-products.

On September 12, 2014, the Company filed with the Secretary an Amended and Restated Articles of Incorporation to: (i) change its name from Language Arts Corp. to FLASR Inc.; (ii) increase the amount of authorized shares of common stock from 75,000,000 to 150,000,000; and (iii) authorize the issuance of 5,000,000 shares of blank check preferred stock which changes became effective on September 22, 2014.

The acquisition of FLASR by the Company was treated as a reverse capitalization, with FLASR deemed the accounting acquirer and the Company deemed the accounting acquiree under the purchase method of accounting. The reverse merger is deemed a recapitalization and the accompanying financial statements represent the continuation of the financial statements of FLASR (the accounting acquirer/legal subsidiary) except for its capital structure, and the accompanying financial statements reflect the assets and liabilities of FLASR recognized and measured at their carrying value before the combination and the assets and liabilities of Language Arts Corp. (the legal acquiree/legal parent). The equity structure reflects the equity structure of Language Arts Corp., the legal parent, and the equity structure of FLASR, the accounting acquirer, as restated to reflect the number of shares of the legal parent.

On May 19, 2015, the Company filed a Certificate of Amendment to the Company’s Articles of Incorporation with the Secretary of State of the State of Nevada increasing the amount of authorized shares of common stock of the Company from 150,000,000 to 500,000,000 shares.

On January 11, 2016, the Company filed a Certificate of Amendment to the Company’s Articles of Incorporation with the Secretary of State to effect a 1-for-500 Reverse Split of all outstanding shares of common stock of the Company, par value $0.001 per share. Unless otherwise specified, all share numbers and share prices in this prospectus have been adjusted to take into account the Reverse Split.

On January 13, 2016, the Company entered into a Memorandum of Understanding with Craigstone Ltd., a Marshall Islands company, in response to a letter from Craigstone regarding repayment of outstanding notes held by Craigstone with an aggregate principal amount of $400,000.  Pursuant tothe Memorandum, in settlement of the Craigstone Notes and related claims, the Company issued a warrant exercisable for 2,500,000 shares of Series A-1 Preferred Convertible Stock at an exercise price of $0.001 per share.  The Warrant vests and become exercisable monthly over nine months starting on the date of issuance of the Warrant.

In connection with the Memorandum, on February 23, 2016, the Company filed an Amended and Restated Certificate of Designation and Preferences of Series A Convertible Preferred Stock with the Secretary of State to reduce the number of authorized shares of Series A Convertible Preferred Stock thereunder to 2,500,000 shares.

Also in connection with the Memorandum and on February 23, the Company filed a Certificate of Designation and Preferences of Series A-1 Convertible Preferred Stock with the Secretary of State designating 2,500,000 shares of preferred stock of the Company having a par value of $0.001 per share as Series A-1 Convertible Preferred Stock.  Each share of the Series A-1 Preferred Stock will receive 160 times the dividends declared and paid with respect to each share of our common stock.  The holders of the Series A-1 Preferred Stock will have the right to convert their Series A-1 Preferred Stock into fully paid and nonassessable shares (subject to certain adjustments as provided in the Series A-1 Certificate of Designation) of common stock of the Company at a conversion rate of 160 shares of common stock for each share of Series A-1 Preferred Stock.

Results of Operations

For the fiscal years ended March 31, 2015 and March 31, 2014

Revenues

The Company generated $15,796 in revenues during the fiscal year ended March 31, 2015, as compared to $22,364 in revenues for the fiscal year ended March 31, 2014.

Total operating expenses

For the fiscal year ended March 31, 2015, total operating expenses were $4,393,898, consisting of general and administrative expenses of $4,104,187, preproduction costs of $49,272, product marketing costs of $239,133, amortization expense of $124, and research and development costs of $1,182. For the fiscal year ended March 31, 2014, total operating expenses were $236,673, consisting of $77,430 in general and administrative expenses, preproduction costs of $8,825, $87,050 in product marketing costs, and $63,368 in research and development costs. Total operating expenses increased $4,157,225, or approximately 1,787%, from the fiscal year ended March 31, 2014, primarily due to increased preproduction costs from $8,825 to $49,272, or approximately 458%, and increased product marketing costs from $87,050 to $239,133, or approximately 175%.

Net loss

For the three months ended December 31, 2015, the Company had a net loss of $185,649, as compared to a net loss for the three months ended December 31, 2014 of $3,156,182.  For the fiscal year ended March 31, 2015, the Company had a net loss of $4,419,100, as compared to a net loss for the fiscal year ended March 31, 2014 of $227,205.

Liquidity and Capital Resources

As of December 31, 2015, the Company had approximately $488 in cash. We estimate that we will need approximately $1,500,000 for the next twelve months to develop our business. We cannot be certain that the required additional financing will be available or available on terms favorable to us. If additional funds are raised by the issuance of our equity securities, such as through the issuance of additional shares and the issuance and exercise of warrants, then existing stockholders will experience dilution of their ownership interest. If adequate funds are not available or not available on acceptable terms, we may be unable to fund our operations. The Company currently has no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources.

As a result of the notes issued by the Company within the last several months, the Company has an aggregate of $1.2 million due and payable as short-term debt as of December 31, 2015. These convertible debentures mature throughout 2016.

As of December 31, 2015, the Company and its wholly owned subsidiary FLASR, had outstanding notes payable to Everett Dickson, the Company's sole officer and director, of $71,335. These notes are unsecured, payable upon demand and have no stated interest rate.

The share numbers and prices set forth in the following discussion have not been adjusted to reflect the Reverse Split.

Vis Vires

During the first quarter of fiscal year 2016, the Company entered into a Securities Purchase Agreement with Vis Vires Group, Inc. ("Vis Vires") for the sale of a convertible promissory note (the "Vis Vires Note") in the principal amount of $38,000. On April 1 2015, Vis Vires executed the Securities Purchase Agreement and funded the Company pursuant to the terms thereof. The note bears an interest rate of 8% and is due on December 27, 2015. The note holder shall have the right to convert the note to the Company common stock beginning on the date which is 180 days from the date of this note and the conversion price is 58% multiplied by the average of the lowest three trading prices during the 10 trading day period prior to the conversion date. The note converted fully into common stock during the third quarter 2015.  Total options converted are 6,658,872.

During the second quarter of fiscal year 2016, the Company entered into a Securities Purchase Agreement with Vis Vires for the sale of a convertible promissory note (the "2016 Vis Vires Note") in the principal amount of $48,000. The note bears an interest rate of 8% and is due on March 8, 2016. The note holder shall have the right to convert the note to the Company common stock beginning on the date which is 180 days from the date of this note and the conversion price is 58% multiplied by the average of the lowest three trading prices during the 10 trading day period prior to the conversion date. The note plus accrued interest was $48,153 at December 31, 2015. The estimated Warrants total 830,224,451, and are valued at $0.0001 each at December 31, 2015.

LG Capital

During the first quarter of fiscal year 2016, the Company entered into a Securities Purchase Agreement with LG Capital Funding, LLC, a New York limited liability Company ("LG") for the sale of two convertible notes (the "LG Note") in the principal amount of $157,500 ($78,750 each). The notes bear an interest rate of 8% and are due on April 1, 2016. Interest is payable in cash only. The note holder shall have the right to convert the Second Note to the Company common stock once the Buyer Note is paid off in cash. The conversion price is 60% multiplied by the average of the lowest 20 trading prices prior to the conversion date. The note was $71,976 at December 31, 2015, and 5,044,739 options were converted to common stock. The estimated Warrants total 1,199,598,009, and are valued at $0.0001 each as of December 31, 2015.

Adar Bays

During the first quarter of fiscal year 2016, the Company entered into a Securities Purchase Agreement with Adar Bays, LLC, a Florida limited liability Company ("Adar Bays") for the sale of two convertible notes (the "Adar Bays Note") in the principal amount of $150,000 ($75,000 each). The notes bear an interest rate of 8% and are due on April 2, 2016. Interest is payable in cash only. The note holder shall have the right to convert the Second note to the Company common stock once the Buyer Note is paid off in cash. The conversion price is 60% multiplied by the average of the lowest 20 trading prices prior to the conversion date. The note was $43,545 at December 31, 2015 and 45,998,030 options were converted to common stock. The estimated Warrants total 725,752,311, and are valued at $0.0001 each as of December 31, 2015.

JSJ Investments

During the first quarter of fiscal year 2016, the Company executed a 12% convertible note (the "JSJ Note") in the principal amount of $57,000 with JSJ Investments Inc., a Texas corporation ("JSJ"). The JSJ Note, which is due on October 1, 2015, bears interest at the rate of 12% per annum. The note holder shall have the right to convert the note to the Company common stock at any time and the conversion price is 55% multiplied by the average of the lowest 20 trading prices prior to the conversion date. The note partially converted into common stock with 8,075,252 options converted, leaving the remaining debt value at $28,672 during the third quarter 2015.  The estimated Warrants total 603,222,249, and are valued at $0.0001 each as of December 31, 2015.

Union Capital

During the first quarter of fiscal year 2016, the Company entered into a Securities Purchase Agreement with Union Capital, LLC, Nevada Limited Liability Company ("Union Capital") for the sale of two convertible notes (the "Union Capital Note") in the principal amount of $100,000 ($50,000 each). The notes bear and interest rate of 8% and are due on April 15, 2016. Interest is payable in cash only. The note holder shall have the right to convert the Second Note to the Company common stock once the Buyer Note is paid off in cash. The conversion price is 60% multiplied by the average of the lowest 20 trading prices prior to the conversion date. The note was $11,579 at December 31, 2015, and 30,927,853 options were converted to common stock. The estimated Warrants total 241,736 and are valued at $0.0001 each as of December 31, 2015.

Black Forest

During the first quarter of fiscal year 2016, the Company entered into a Securities Purchase Agreement with Black Forest Capital, LLC, a New York Limited Liability Company ("Black Forest") for the sale of two convertible notes (the "Black Forest Note") in the principal amount of $150,000 ($75,000 each). The notes bear an interest rate of 10% and are due on March 8, 2016. Interest is payable only in cash. The note holder shall have the right to convert the Second note to the Company common stock once the Buyer Note is paid off in cash. The conversion price is 58% multiplied by the lowest bid price of the last 10 trading prices prior to the conversion date. The note was $61,966 at December 31, 2015, and 23,074,570 options were converted to common stock. The estimated Warrants total 1,068,386,586 and are valued at $0.0001 each as of December 31, 2015.

Auctus Fund

During the second quarter of fiscal year 2016, the Company entered into a Securities Purchase Agreement with Auctus Fund, LLC, a Massachusetts Limited Liability Company, for the sale of a convertible redeemable note (the "Auctus Fund, LLC Note") in the principal amount of $51,000. The note bears an interest rate of 10% and is due on April 28, 2016. The note holder shall have the right to convert the notes to the Company common stock at any time and the conversion price is the lesser of 55% multiplied by the lowest trading price for the previous 25 days ending on the last complete trading day prior to the date of this Note or the variable trading price which is 55% multiplied by the lowest 25 trading prices ending on the latest complete trading day prior to the conversion date subject to equitable adjustments for stock splits, stock dividends, or right offerings. The Company amended this agreement during the second quarter of fiscal 2015 to exclude the obligation that the Company shall include on the next registration statement the Company files with the SEC all shares issuable upon conversion of this Note. As consideration for this amendment, the Company issued the Auctus Fund, LLC an additional 30,000 common shares (or 60 shares taking into account the Reverse Split) as discussed in Note 4. The note plus accrued interest was $53,180 at December 31, 2015. The estimated Warrants total 966,904,110 and are valued at $0.0001 each at December 31, 2015.

GW Holdings

During the second quarter of fiscal year 2016, the Company entered into a Securities Purchase Agreement with GW Holdings Group, LLC, a New York Limited Liability Company, for the sale of a convertible promissory note (the "GW Holdings Note") in the principal amount of $37,000. The note bears an interest rate of 8% and is due on July 14, 2016. The note holder shall have the right to convert the note to the Company common stock beginning on the date which is 180 days from the date of this note and the conversion price is 57.5% multiplied by the lowest trading price during the 20 trading days up to the conversion date. The note plus accrued interest was $38,379 at December 31, 2015. The estimated Warrants total 667,595,473, and are valued at $0.0001 each as of December 31, 2015.

Essex Global

During the second quarter of fiscal year 2016, the Company entered into a Securities Purchase Agreement with Essex Global Investment Corp for the sale of a convertible promissory note (the "Essex Global Note") in the principal amount of $50,000. The note bears an interest rate of 10% and is due on August 7, 2016. The note holder shall have the right to convert the note to the Company common stock beginning on the date which is 180 days from the date of this note and the conversion price is 58% multiplied by the lowest trading price during the 10 trading day period prior to the conversion date. The note plus accrued interest was $52,000 at December 31, 2015. The estimated Warrants total 896,551,724, and are valued at $0.0001 each as of December 31, 2015.

Premier Venture

During the second quarter of fiscal year 2016, the Company entered into a Securities Purchase Agreement with Premier Venture Partners, LLC, for the sale of a convertible promissory note (the "Premier Venture Note") in the principal amount of $75,000. The note bears an interest rate of 5% and is due on February 6, 2016. The note holder shall have the right to convert the note to the Company common stock beginning on the date which is 180 days from the date of this note and the conversion price is 70% multiplied by the volume weighted average price during the 10 trading day period prior to the conversion date. The note plus accrued interest was $76,397 at December 31, 2015. The estimated Warrants total 1,091,389,432, and are valued at $0.0001 each as of December 31, 2015.

Yoshar Trading

During the second quarter of fiscal year 2016, the Company entered into a Securities Purchase Agreement with Yoshar Trading, LLC, a Florida limited liability company, for the sale of a convertible promissory note (the "Yoshar Note") in the principal amount of $40,000. The note bears an interest rate of 10% and is due on August 11, 2016. The note holder shall have the right to convert the note to the Company common stock beginning on the date which is 180 days from the date of this note and the conversion price is 57.5% multiplied the lowest trading price during the 20 trading day period up to the conversion date. The note plus accrued interest was $41,556 at December 31, 2015. The estimated Warrants total 722,715,902 and are valued at $0.0001 each at December 31, 2015.

Going Concern

As of December 31, 2015, the Company had a total stockholders' deficit of approximately $1,195,525. The ability of the Company to continue as a going concern is dependent on the Company obtaining net sales and adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations. In order to continue as a going concern, the Company will need, among other things, additional capital resources. Our auditors have issued a going concern opinion on our financial statements. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay for our expenses. This is because we have not generated sufficient revenues. There is no assurance we will ever reach this point. Accordingly, we must raise sufficient capital from sources. Our only other source for cash at this time is investments by others. We must raise cash to stay in business. In response to these problems, management intends to raise additional funds through public or private placement offerings.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Off Balance Sheet Arrangements

We currently have no off-balance sheet arrangements.

Cash Flows

Net cash used in operating activities for the Company’s fiscal year ended March 31, 2015 was ($502,152) compared to $193,476 for the fiscal year ended March 31, 2014.

Net cash used in investing activities for the Company’s fiscal year ended March 31, 2015 was ($283) compared to ($4,842) for the fiscal year ended March 31, 2014.

Net cash provided by financing activities for the Company’s fiscal year ended March 31, 2015 was $508,722 compared to $197,452 for the fiscal year ended March 31, 2014.

Critical Accounting Policies

Our financial statements and accompanying notes have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

We regularly evaluate the accounting policies and estimates that we use to prepare our financial statements. A complete summary of these policies is included in the notes to our financial statements. In general, management's estimates are based on historical experience, on information from third party professionals, and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management.

Recently Issued Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that may have a material impact on its financial position or results of operations.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, age and position of our current board member and executive officer:

Name	Age	Position
Everett Dickson	51	President, Chief Executive Officer, Chief Financial Officer and Director

Our directors are elected for a term of one year and serve until such director’s successor is duly elected and qualified. Each executive officer serves at the pleasure of the Board.

The Company has no nominating, audit or compensation committees at this time.

Background Information

The following summarizes the occupational and business experience of our officer and director.

Everett Dickson has served as President, Chief Executive Officer, Chief Financial Officer and a director of the Company since purchasing the control shares in July 2014. Since 2012, Mr. Dickson has been President of FLASR Inc., a company which produces and sells a smokeless tobacco accessory in the form of a portable spittoon. From 2009 to 2012, Mr. Dickson was President of Evergreen Biofuels LLC, a company which produces and sells biodiesel to retail distributors. Mr. Dickson’s experience in the industry led to the decision to appointment him to the board or directors.

There are no arrangements or understandings between Mr. Dickson and any other persons pursuant to which he was selected as an officer or director of the Company.

Currently, and for the past ten years, Mr. Dickson has not been involved in any legal proceeding concerning (i) any bankruptcy petition filed by or against any business of which he was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (iii) being subject to any order, judgment or decree, not subsequently reversed, suspended, or vacated, of any court of competent jurisdiction permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities or banking activity; or (iv) being found by a court, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law (and the judgment has not been reversed, suspended or vacated).

Audit Committee and Financial Expert; Committees

The Company does not have an audit committee. We are not a "listed company" under SEC rules and are therefore not required to have an audit committee comprised of independent directors.

The Company has no nominating or compensation committees at this time. The entire Board participates in the nomination and audit oversight processes and considers executive and director compensation. Given the size of the Company and its stage of development, the entire Board is involved in such decision making processes. Thus, there is a potential conflict of interest in that our directors and officers have the authority to determine issues concerning management compensation, nominations, and audit issues that may affect management decisions. We are not aware of any other conflicts of interest with any of our executive officers or directors.

Involvement in Certain Legal Proceedings

There are no legal proceedings that have occurred within the past ten years concerning our directors, or control persons which involved a criminal conviction, a criminal proceeding, an administrative or civil proceeding limiting one's participation in the securities or banking industries, or a finding of securities or commodities law violations.

Our director and officer has not been affiliated with any company that has filed for bankruptcy within the last ten years. We are not aware of any proceedings to which any of our officer or director, or any associate of such officer or director, is a party adverse to us or any of our or has a material interest adverse to us or any of our subsidiaries.

Changes in Nominating Process

There are no material changes to the procedures by which security holders may recommend nominees to our Board.

EXECUTIVE COMPENSATION.

The following table provides certain information regarding compensation awarded to, earned by or paid to persons serving as our Chief Executive Officer during fiscal 2015 and 2014 (each a “named executive officer”). No other executive officer has earned any compensation in fiscal 2015 and 2014.

Summary Compensation Table

Name and Principal Position	Fiscal Year Ended 3/31	Salary Paid ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)

Maria del Pilar Jaen (1)	2014	0	0	0	0	1,419	1,419
Former President, Secretary and Treasurer	2015	0	0	0	0	0	0

Everett Dickson, President,	2014	0	0	0	0	0	0
Chief Executive Officer and Chief Financial Officer	2015	0	0	0	0	0	0

(1)

Ms. Jaen resigned from our company on July 23, 2014.

Mr. Dickson, our sole officer and director, has received no compensation from the Company.

We have no pension, health, annuity, bonus, insurance, stock option, profit sharing or similar benefit plans

The Company currently has no employment agreement or consulting agreement with its officer and director.

Outstanding Equity Awards

There are no outstanding equity awards made to any named executive officer that were outstanding at March 31, 2015.

Compensation of Directors

Our directors do not receive a fee for serving as directors of the Company.

Change-in-Control Agreements

The Company does not have any change-in-control agreements with its executive officer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists, as of May 3, 2016, the number of shares of common stock beneficially owned by (i) each person, entity or group (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) known to the Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) our named executive officer and (iii) all officers and directors as a group. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person directly or indirectly has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to dispose or direct the disposition of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the SEC rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary interest. Except as noted below, each person has sole voting and investment power. The percentages below are calculated based on 169,594,181 shares of common stock outstanding as of May 3, 2016. The business address of the stockholder listed below is c/o FLASR Inc., 1075 Peachtree Street NE, Suite 3650, Atlanta, Georgia 30309.

Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Everett Dickson (1)	400,577,819	80.1%
Craigstone Ltd. (2)	176,888,640	51.1%
Hallco Unlimited, Inc. (3)	60,000,000	55.3%
Surf Financial Group, LLC (4)	7,000,000	6.4%
Brett Rosen (5)	5,000,000	4.6%
Big Wave Stocks, Inc. (6)	3,000,000	2.8%

All directors and executive officers as a group (1 person)	400,577,819	80.1%

(1) This holder's address is 1075 Peachtree Street NE, Suite 3650, Atlanta, Georgia 30309.  Consists of 70,172,000 shares outstanding and 330,405,819 shares issuable upon conversion of 165,203 shares of Series A Convertible Preferred Stock.

(2) This holder's address is 88 Wood Street, London, UK EC2V 7AJ.  Consists of 88,000,000 shares outstanding and 88,888,640 shares issuable upon conversion of 555,554 shares of Series A-1 Convertible Preferred Stock currently exercisable under outstanding warrant.

(3) This holder's address is 250 Yeager Lane, Shephard, Texas 77371.

(4) This holder's address is 5575 La Jolla Boulevard, La Jolla, California 92037.  Consists of 3,000,000 shares outstanding and 4,000,000 shares issuable upon conversion of the Backenald Note with a principal amount of $4,000.

(5) This holder's address is 9539 Genesee Avenue #413, San Diego, California 92121.

(6) This holder's address is 7337 Cuvier Street, La Jolla, California 92037.

Effective July 23, 2014, in connection with the closing of the Purchase Agreement, Mr. Dickson was appointed President, Chief Executive Officer, Chief Financial Officer and sole director of the Company. On September 16, 2014, Mr. Dickson was issued 50,000,000 shares (or 100,000 shares taking into account the Reverse Split) of common stock of the Company in consideration for all the issued and outstanding shares of FLASR Inc. owned by Mr. Dickson.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On April 23, 2013, we issued 6,000,000 shares (or 12,000 shares, after taking into account the Reverse Split) of common stock to Maria del Pilar Jaen, our former sole officer and director, for $20,000. Additionally, we used office space and services provided without charge by her from inception until July 23, 2014.

On July 23, 2014, Everett Dickson, our President, Chief Executive Officer, Chief Financial Officer and sole director, consummated the purchase of 6,000,000 shares (or 12,000 shares, after taking into account the Reverse Split) of common stock, par value $0.001 per share, of the Company from Maria del Pilar Jaen, our former sole officer and director, which represents 63.15% of the issued and outstanding shares of the Company on a fully diluted basis. The purchase price for the shares of $30,000 is payable by Mr. Dickson on January 23, 2015 to Ms. Jaen.

On September 16, 2014, the Company acquired all of the outstanding capital stock of FLASR pursuant to the purchase agreement whereby FLASR became a wholly-owned subsidiary of the Company. In exchange for such shares, the Company issued an aggregate of 50,000,000 shares (or 100,000 shares, after taking into account the Reverse Split) of its common stock to Mr. Dickson, the sole shareholder of FLASR at the time of the acquisition, and our sole officer and director.

As of March 31, 2015 and March 31, 2014, the Company and FLASR, respectively, had outstanding notes payable to Everett Dickson of $176,585 and $248,864, respectively. These notes are unsecured, payable upon demand and have no stated interest rate.

DIRECTOR INDEPENDENCE

We currently do not have any independent directors as the term “independent” is defined by the rules of the American Stock Exchange.

FINANCIAL STATEMENTS

Nine Months Ended December 31, 2015

FLASR INC.

(Formerly: Language Arts Corp.)

BALANCE SHEETS

	December 31, 2015	March 31, 2015
ASSETS
CURRENT ASSETS
Cash	$488	$6,421
Accounts receivable, net of allowance for doubtful accounts of $0 and $5,184 at December 31, 2015 and March 31, 2015, respectively	1,586	4,350
Inventory	71,863	48,671
Prepaid expenses	2,083	-
Fair value of derivatives on convertible debt	-	-
Total Current Assets	76,020	59,442

Trademark, net of $728 and $288 in accumulated amortization at December 31, 2015 and March 31, 2015, respectively	4,397	4,837
Total Assets	$80,417	$64,279

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
Accounts payable	$8,568	$121,321
Accrued liabilities	722	-
Accrued interest	102,516	23,053
Short-term debt, net of deferred financing fees, net of $23,521 at December 31, 2015 and nil at March 31, 2015, respectively	1,092,801	586,000
Due to shareholder	71,335	176,586
Total Current Liabilities	1,275,942	906,960
Total Liabilities	1,275,942	906,960
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' DEFICIT
Common stock, $0.001 par value, 2,500,000,000 shares authorized, 297,038,096 and 114,050,000 shares issued and outstanding as of December 31, 2015 and March 31, 2015, respectively	271,073	114,050
Additional paid-in capital	3,888,499	3,757,450
Accumulated deficit	(5,355,097)	(4,714,181)
Total Stockholders' Deficit	(1,195,525)	(842,681)
Total Liabilities and Stockholders' Deficit	$80,417	$64,279

The accompanying notes are an integral part of these financial statements.

FLASR INC.

(Formerly: Language Arts Corp.)

STATEMENTS OF OPERATIONS

	Three Months ended December 31,		Nine Months ended December 31,
	2015	2014	2015	2014

REVENUES	$6,255	$11,331	$9,359	$15,061
COST OF SALES	(3,626)	8,201	4,202	10,210
GROSS MARGIN	9,881	3,130	5,157	4,851

OPERATING EXPENSES:
General and administrative	(121,345)	3,008,176	297,392	3,070,557
Preproduction costs	-	4,819	-	45,169
Product advertising costs	8,818	138,922	26,628	143,848
Amortization expense	85	-	440	124
Research and development costs	-	-	-	1,182
Total Operating Expenses	(112,442)	3,151,917	324,460	3,260,880

OTHER (INCOME) EXPENSE:
Interest expense	63,786	7,395	157,056	11,590
Cost of debt	13,750	-	13,750	-
Equity purchase agreement fees	-	-	150,805	-
Unrealized gain on derivatives for convertible debt	230,436	-	-	-
Total Other (Income) Expense	307,972	7,395	321,611	11,590

NET LOSS	$(185,649)	$(3,156,182)	$(640,916)	$(3,267,619)

Basic and diluted loss per share	$(0.00)	$(0.03)	$(0.00)	$(0.03)
Basic and diluted weighted average
common shares outstanding:	180,054,316	109,442,391	297,038,100	94,911,636

The accompanying notes are an integral part of these financial statements.

FLASR INC.

(Formerly: Language Arts Corp.)

STATEMENTS OF CASH FLOWS

	Nine Months ended December 31,
	2015	2014
OPERATING ACTIVITIES
Net loss	$(640,916)	$(3,267,619)
Adjustments to reconcile net loss to net cash used in operations:
Bad debt expense	5,184	-
Amortization of deferred financing fees	71,129	-
Amortization expense	440	124
Common stock issued for marketing services	104,055	2,942,500
Equity purchase agreement fees	75,000	-
Cost of debt	13,750	-
Net changes in operating assets and liabilities:
Prepaid expenses	(2,083)	-
Accounts receivable	2,420	348
Inventory	(23,191)	(229)
Accounts payable	(112,032)	19,564
Accrued interest	79,463	11,590
Net Cash Used in Operating Activities	(431,621)	(293,722)

INVESTING ACTIVITIES
Capitalized trademark costs	-	(283)
Net Cash Used in Investing Activities	-	(283)

FINANCING ACTIVITIES
Proceeds from short-term debt	655,589	425,000
Proceeds from shareholder loan	1,521	18,572
Repayment of short-term debt	(30,000)	(19,000)
Repayment of shareholder loan	(106,772)	(98,837)
Deferred financing fees	(94,650)	-
Net Cash Provided by Financing Activities	425,688	325,735

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(5,932)	31,730
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,421	134
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$488	$31,864

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
CASH PAID FOR:
Interest	$-	$-
Income taxes	$-	$-

NON-CASH TRANSACTIONS

Common stock issued for services to raise capital	$14,400	$-
Conversion of debt to stock	$184,017	$-

The accompanying notes are an integral part of these financial statements.

FLASR Inc.

(Formerly: Language Arts Corp.)

Notes to Financial Statements

NOTE 1 – HISTORY AND ORGANIZATION OF THE COMPANY

We were incorporated on April 22, 2013 in the State of Nevada under the name "Language Arts Corp." to design, develop and launch an online language learning and translation service but never commenced such planned operations and had limited start-up operations and generated no revenues.

On July 23, 2014, Everett Dickson consummated the purchase of 6,000,000 shares of common stock of the Company representing 63% of the issued and outstanding shares of the Company on a fully diluted basis. The purchase price for the shares of $30,000 was payable on January 23, 2015.

Effective July 23, 2014, in connection with the closing of the Purchase Agreement, the sole officer and director of the Company resigned and Mr. Dickson was appointed President, Chief Executive Officer, Chief Financial Officer and sole director of the Company.

The acquisition of FLASR by the Company was treated as a reverse capitalization, with FLASR deemed the accounting acquirer and the Company deemed the accounting acquiree under the purchase method of accounting. The reverse merger is deemed a recapitalization and the accompanying financial statements represent the continuation of the financial statements of FLASR (the accounting acquirer/legal subsidiary) except for its capital structure. The accompanying financial statements reflect the assets and liabilities of FLASR recognized and measured at their carrying value before the combination and the assets and liabilities of Language Arts (the legal acquiree/legal parent). The equity structure reflects the equity structure of Language Arts, the legal parent, and the equity structure of FLASR, the accounting acquirer, as restated to reflect the number of shares of the legal parent. The merged entity is referred to herein as "the Company".

The Company sells portable waste solutions for consumers of moist tobacco products. We have created the FLASR™, a discreet, considerate, convenient and reusable spittoon system.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X of the United States Securities and Exchange Commission ("SEC"). Accordingly, they do not include all of the information and notes required by US GAAP for complete financial statements.

The Company has elected a March 31 fiscal year end.

The accompanying financial statements at December 31, 2015 and March 31, 2015 and for the three and nine-month periods ended December 31, 2015 and 2014 contain all normally recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations, and cash flows for such periods. Operating results for the three months and nine months ended December 31, 2015 are not necessarily indicative of the results that may be expected for the year ending March 31, 2016.

These financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company's audited financial statements for the year ended March 31, 2015, to the form 10-K filed with the SEC on June 29, 2015.

FLASR Inc.

(Formerly: Language Arts Corp.)

Notes to Financial Statements

Recent Accounting Pronouncements

In May 2014, Financial Accounting Standards Board ("FASB") issued guidance that introduces a new five-step revenue recognition model in which an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance also requires disclosures sufficient to enable users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers, including qualitative and quantitative disclosures about contracts with customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. In April 2015, the FASB decided to delay the effective date for the guidance. The guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. The Company is currently evaluating the new guidance to determine the impact it will have on its financial statements.

In June 2014, the FASB issued amended guidance on the accounting for certain share-based employee compensation awards. The amended guidance applies to share-based employee compensation awards that include a performance target that affects vesting when the performance target can be achieved after the requisite service period. These targets are to be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award and compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved. The amendments are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. The Company does not expect adoption will have a material impact on its financial statements.

In February 2015, the FASB issued amended guidance on the consolidation of legal entities including limited partnerships and limited liability corporations. The guidance modifies the consolidation models to be analyzed in determining whether a reporting entity should consolidate certain types of legal entities. The guidance must be applied using one of two retrospective application methods and will be effective for fiscal years beginning after December 15, 2015, and for interim periods within those fiscal years. Early adoption is permitted, including adoption in any interim period. The Company does not expect adoption will have a material impact on its financial statements.

In April 2015, the FASB issued guidance in order to simplify the presentation of debt issuance costs. The guidance requires that debt issuance costs related to a recognized debt liability be presented as a direct deduction from the carrying amount of the debt liability rather than as a deferred charge asset as required under current guidance. The guidance also requires that the amortization of debt issuance costs be reported as interest expense. The guidance is effective for the Company starting January 1, 2016 and must be applied on a retrospective basis. Early adoption is permitted. The Company has chosen to early adopt this guidance as of the interim period ended March 31, 2015. No retrospective application was deemed necessary, as the Company did not have any debt issuance costs prior to the three and nine months ended December 31, 2015. Approximately $23,521 of net debt issuance costs have been deducted from the carrying amount of debt as of December 31, 2015.

In June 2015, the FASB issued Accounting Standards Update No. 2015-10: Technical Corrections and Improvements (ASU 2015-10). ASU 2015-10 is part of an initiative to clarify the Accounting Standards Codification (Codification), correct unintended application of guidance, and make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. ASU 2015-10 covers a wide range of topics in the Codification and is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015; early adoption is permitted. The Company is currently evaluating the provisions of this accounting update and assessing the impact, if any, it may have on its financial position and results of operations.

In July 2015, the FASB issued accounting guidance regarding simplifying the measurement of inventory. The new guidance applies only to inventory for which cost is determined by methods other than last-in, first-out and the retail inventory method, which includes inventory that is measured using first-in, first-out or average cost. Inventory within the scope of this standard is required to be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The new standard will be effective for us on January 1, 2017. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using US GAAP applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has limited operating history and a working capital deficit. These factors raise substantial doubt about the Company's ability to continue as a going concern.

FLASR Inc.

(Formerly: Language Arts Corp.)

Notes to Financial Statements

The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations. In order to continue as a going concern, the Company will need, among other things, additional capital resources.

Management plans to raise money by selling stock, and expects additional cash flows from sales in future periods. However management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4 – ISSUANCE OF NEW SHARES

During the nine months ended December 31, 2015, in consideration for services previously rendered, the Company issued an additional 430,000 common shares to third party investors. The shares were valued at the market price on the respective dates of issuance, and the fair value of the shares was determined to be $72,256 and is recorded as advertising expense and cost of equity for the nine months ended December 31, 2015.

On August 13, 2015, the Company entered into a consulting agreement with a consulting group whereas the consulting group will provide various corporate consulting services over a six month period. As consideration for the consulting services, the Company issued 2,000,000 shares of common stock. The fair value of these shares was measured as of the date the shares were issued and amounted to $230,000 and were recognized as a prepaid expense to be amortized over the life of the agreement.  On November 11, 2015, this agreement was terminated, and all fees and expenses were reversed

On August 17, 2015, the Company entered into an Equity Purchase Agreement (Note 6) with Premier Venture Partners, LLC, a California Limited Liability Company (the "Investor") whereas the Company can require the Investor to invest up to $3.0 million to purchase the Company's common stock. In exchange for this option, the Company issued 473,784 common shares as partial consideration. The fair value of these shares as of the date of issuance were $75,805 and were charged as Equity Purchase Agreement Fees on the Company's Statement of Operations.

On September 18, 2015, the Company amended the Auctus Fund, LLC Note (defined in Note 5) to exclude the obligation that the Company shall include on the next registration statement the Company files with the SEC all shares issuable upon conversion of this note. As consideration for this amendment, the Company issued the Auctus Fund, LLC an additional 30,000 common shares. These shares were included as deferred financing costs at their fair value of $3,000 as of the date of issuance.

The common shares issued and outstanding totaled 297,038,096 on December 31, 2015.

NOTE 5 – DERIVATIVES AND SHORT-TERM DEBT

Derivatives

During the first nine months of fiscal year 2016, the Company entered into several Security Purchase Agreements for convertible debt which contain the following embedded derivatives: (i) rights to convert principal and interest payable into shares of the Company's common stock under specific circumstances for each Note; and (ii) conversion prices that varies depending on the stock prices at the time of the conversion.

Accounting standards define fair value, outline a framework for measuring fair value, and detail the required disclosures about fair value measurements. Under these standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market. Standards establish a hierarchy in determining the fair market value of an asset or liability. The fair value hierarchy has three levels of inputs, both observable and unobservable. Standards require the utilization of the highest possible level of input to determine fair value.

FLASR Inc.

(Formerly: Language Arts Corp.)

Notes to Financial Statements

Level 1 – inputs include quoted market prices in an active market for identical assets or liabilities

Level 2 – inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an active market, and other observable information that can be corroborated by market data.

Level 3 – inputs are unobservable and corroborated by little or no market data.

While the Company believes that its valuation methods, as set forth below, are appropriate and consistent with other market participants, it recognizes that the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different estimate of fair value at the reporting date.

The Company estimated the fair value of the embedded derivatives based upon Level 3 inputs as described below.

Convertible Notes

The Company estimated the fair value of the Convertible Notes using the Black-Scholes approach. The fair value of the derivatives at December 31, 2015 is valued at $0, as the stock price is valued at $0, and therefore the derivatives have no value at December 31, 2015.

The Company recorded Deferred financing fees of $58,200 during the first quarter of 2015 and $36,450 during the second quarter. They also recorded amortization of the fees of $16,254 during the first quarter and $54,875 during the second quarter.

During the first quarter of fiscal year 2016, the Company entered into a Securities Purchase Agreement with Vis Vires Group, Inc. ("Vis Vires") for the sale of a convertible promissory note (the "Vis Vires Note") in the principal amount of $38,000. On April 1 2015, Vis Vires executed the Securities Purchase Agreement and funded the Company pursuant to the terms thereof. The note bears an interest rate of 8% and is due on December 27, 2015. The note holder shall have the right to convert the note to the Company common stock beginning on the date which is 180 days from the date of this note and the conversion price is 58% multiplied by the average of the lowest three trading prices during the 10 trading day period prior to the conversion date. The note converted fully into common stock during the third quarter 2015.  Total options converted are 6,658,872.

During the first quarter of fiscal year 2016, the Company executed a 12% convertible note (the "JSJ Note") in the principal amount of $57,000 with JSJ Investments Inc., a Texas corporation ("JSJ"). The JSJ Note, which is due on October 1, 2015, bears interest at the rate of 12% per annum. The note holder shall have the right to convert the note to the Company common stock at any time and the conversion price is 55% multiplied by the average of the lowest 20 trading prices prior to the conversion date. The note partially converted into common stock with 8,075,252 options converted, leaving the remaining debt value at $28,672 during the third quarter 2015.  The estimated Warrants total 603,222,249, and are valued at $0.0001 each as of December 31, 2015.

The following table sets forth the inputs to the Black-Scholes model that was used to value the embedded derivative at December 31, 2015:

Stock price	$0.0001
Discount rate	.230%
Exercise price	$0.0001
Issuance date	April 1, 2015
Maturity date	October 1, 2015
Volatility	315.54%
Interest rate	0.0%

FLASR Inc.

(Formerly: Language Arts Corp.)

Notes to Financial Statements

During the first quarter of fiscal year 2016, the Company entered into a Securities Purchase Agreement with LG Capital Funding, LLC, a New York limited liability Company ("LG") for the sale of two convertible notes (the "LG Note") in the principal amount of $157,500 ($78,750 each). The notes bear an interest rate of 8% and are due on April 1, 2016. Interest is payable in cash only. The note holder shall have the right to convert the Second Note to the Company common stock once the Buyer Note is paid off in cash. The conversion price is 60% multiplied by the average of the lowest 20 trading prices prior to the conversion date. The note was $71,976 at December 31, 2015, and 5,044,739 options were converted to common stock. The estimated Warrants total 1,199,598,009, and are valued at $0.0001 each as of December 31, 2015.

The following table sets forth the inputs to the Black-Scholes model that was used to value the embedded derivative at December 31, 2015:

Stock price	$0.0001
Discount rate	.164%
Exercise price	$0.0001
Issuance date	April 1, 2015
Maturity date	April 1, 2016
Volatility	315.54%
Interest rate	0.0%

During the first quarter of fiscal year 2016, the Company entered into a Securities Purchase Agreement with Adar Bays, LLC, a Florida limited liability Company ("Adar Bays") for the sale of two convertible notes (the "Adar Bays Note") in the principal amount of $150,000 ($75,000 each). The notes bear an interest rate of 8% and are due on April 2, 2016. Interest is payable in cash only. The note holder shall have the right to convert the Second note to the Company common stock once the Buyer Note is paid off in cash. The conversion price is 60% multiplied by the average of the lowest 20 trading prices prior to the conversion date. The note was $43,545 at December 31, 2015 and 45,998,030 options were converted to common stock. The estimated Warrants total 725,752,311, and are valued at $0.0001 each as of December 31, 2015.

The following table sets forth the inputs to the Black-Scholes model that was used to value the embedded derivative at December 31, 2015:

Stock price	$0.0001
Discount rate	.167%
Exercise price	$0.0001
Issuance date	April 2, 2015
Maturity date	April 2, 2016
Volatility	315.54%
Interest rate	.0%

During the first quarter of fiscal year 2016, the Company entered into a Securities Purchase Agreement with Union Capital, LLC, Nevada Limited Liability Company ("Union Capital") for the sale of two convertible notes (the "Union Capital Note") in the principal amount of $100,000 ($50,000 each). The notes bear and interest rate of 8% and are due on April 15, 2016. Interest is payable in cash only.The note holder shall have the right to convert the Second Note to the Company common stock once the Buyer Note is paid off in cash. The conversion price is 60% multiplied by the average of the lowest 20 trading prices prior to the conversion date. The note was $11,579 at December 31, 2015, and 30,927,853 options were converted to common stock. The estimated Warrants total 241,736 and are valued at $0.0001 each as of December 31, 2015.

FLASR Inc.

(Formerly: Language Arts Corp.)

Notes to Financial Statements

The following table sets forth the inputs to the Black-Scholes model that was used to value the embedded derivative at December 31, 2015:

Stock price	$0.0001
Discount rate	.214%
Exercise price	$0.0479
Issuance date	April 15, 2015
Maturity date	April 15, 2016
Volatility	315.54%
Interest rate	0%

During the first quarter of fiscal year 2016, the Company entered into a Securities Purchase Agreement with Black Forest Capital, LLC, a New York Limited Liability Company ("Black Forest") for the sale of two convertible notes (the "Black Forest Note") in the principal amount of $150,000 ($75,000 each). The notes bear an interest rate of 10% and are due on March 8, 2016. Interest is payable only in cash. The note holder shall have the right to convert the Second note to the Company common stock once the Buyer Note is paid off in cash. The conversion price is 58% multiplied by the lowest bid price of the last 10 trading prices prior to the conversion date. The note was $61,966 at December 31, 2015, and 23,074,570 options were converted to common stock. The estimated Warrants total 1,068,386,586 and are valued at $0.0001 each as of December 31, 2015.

The following table sets forth the inputs to the Black-Scholes model that was used to value the embedded derivative at December 31, 2015:

Stock price	$0.0001
Discount rate	.283%
Exercise price	$0.0001
Issuance date	May 4, 2015
Maturity date	May 4, 2016
Volatility	315.54%
Interest rate	0.0%

During the second quarter of fiscal year 2016, the Company entered into a Securities Purchase Agreement with Auctus Fund, LLC, a Massachusetts Limited Liability Company, for the sale of a convertible redeemable note (the "Auctus Fund, LLC Note") in the principal amount of $51,000. The note bears an interest rate of 10% and is due on April 28, 2016. The note holder shall have the right to convert the notes to the Company common stock at any time and the conversion price is the lesser of 55% multiplied by the lowest trading price for the previous 25 days ending on the last complete trading day prior to the date of this Note or the variable trading price which is 55% multiplied by the lowest 25 trading prices ending on the latest complete trading day prior to the conversion date subject to equitable adjustments for stock splits, stock dividends, or right offerings. The Company amended this agreement during the second quarter of fiscal 2015 to exclude the obligation that the Company shall include on the next registration statement the Company files with the SEC all shares issuable upon conversion of this Note. As consideration for this amendment, the Company issued the Auctus Fund, LLC an additional 30,000 common shares as discussed in Note 4. The note plus accrued interest was $53,180 at December 31, 2015. The estimated Warrants total 966,904,110 and are valued at $0.0001 each at December 31, 2015.

The following table sets forth the inputs to the Black-Scholes model that was used to value the embedded derivative at December 31, 2015:

Stock price	$0.0001
Discount rate	.262%
Exercise price	$0.0
Issuance date	July 28, 2015
Maturity date	April 28, 2016
Volatility	315.54%
Interest rate	0.0%

FLASR Inc.

(Formerly: Language Arts Corp.)

Notes to Financial Statements

During the second quarter of fiscal year 2016, the Company entered into a Securities Purchase Agreement with Vis Vires for the sale of a convertible promissory note (the "2016 Vis Vires Note") in the principal amount of $48,000. The note bears an interest rate of 8% and is due on March 8, 2016. The note holder shall have the right to convert the note to the Company common stock beginning on the date which is 180 days from the date of this note and the conversion price is 58% multiplied by the average of the lowest three trading prices during the 10 trading day period prior to the conversion date. The note plus accrued interest was $48,153 at December 31, 2015. The estimated Warrants total 830,224,451, and are valued at $0.0001 each at December 31, 2015.

The following table sets forth the inputs to the Black-Scholes model that was used to value the embedded derivative at December 31, 2015:

Stock price	$0.0001
Discount rate	.152%
Exercise price	$0.0
Issuance date	June 4, 2015
Maturity date	March 8, 2016
Volatility	315.54%
Interest rate	0%

During the second quarter of fiscal year 2016, the Company entered into a Securities Purchase Agreement with GW Holdings Group, LLC, a New York Limited Liability Company, for the sale of a convertible promissory note (the "GW Holdings Note") in the principal amount of $37,000. The note bears an interest rate of 8% and is due on July 14, 2016. The note holder shall have the right to convert the note to the Company common stock beginning on the date which is 180 days from the date of this note and the conversion price is 57.5% multiplied by the lowest trading price during the 20 trading days up to the conversion date. The note plus accrued interest was $38,379 at December 31, 2015. The estimated Warrants total 667,595,473, and are valued at $0.0001 each as of December 31, 2015.

The following table sets forth the inputs to the Black-Scholes model that was used to value the embedded derivative at December 31, 2015:

Stock price	$0.0001
Discount rate	.502%
Exercise price	$0.0001
Issuance date	July 14, 2015
Maturity date	July 14, 2016
Volatility	316%
Interest rate	0%

During the second quarter of fiscal year 2016, the Company entered into a Securities Purchase Agreement with Essex Global Investment Corp for the sale of a convertible promissory note (the "Essex Global Note") in the principal amount of $50,000. The note bears an interest rate of 10% and is due on August 7, 2016. The note holder shall have the right to convert the note to the Company common stock beginning on the date which is 180 days from the date of this note and the conversion price is 58% multiplied by the lowest trading price during the 10 trading day period prior to the conversion date. The note plus accrued interest was $52,000 at December 31, 2015. The estimated Warrants total 896,551,724, and are valued at $0.0001 each as of December 31, 2015.

The following table sets forth the inputs to the Black-Scholes model that was used to value the embedded derivative at December 31, 2015:

Stock price	$0.0001
Discount rate	.428%
Exercise price	$0.0001
Issuance date	August 7, 2015
Maturity date	August 7, 2016
Volatility	315.54%
Interest rate	0%

FLASR Inc.

(Formerly: Language Arts Corp.)

Notes to Financial Statements

During the second quarter of fiscal year 2016, the Company entered into a Securities Purchase Agreement with Premier Venture Partners, LLC, for the sale of a convertible promissory note (the "Premier Venture Note") in the principal amount of $75,000. The note bears an interest rate of 5% and is due on February 6, 2016. The note holder shall have the right to convert the note to the Company common stock beginning on the date which is 180 days from the date of this note and the conversion price is 70% multiplied by the volume weighted average price during the 10 trading day period prior to the conversion date. The note plus accrued interest was $76,397 at December 31, 2015. The estimated Warrants total 1,091,389,432, and are valued at $0.0001 each as of December 31, 2015.

The following table sets forth the inputs to the Black-Scholes model that was used to value the embedded derivative at December 31, 2015:

Stock price	$0.0001
Discount rate	.142%
Exercise price	$0.0001
Issuance date	August 17, 2015
Maturity date	February 6, 2016
Volatility	315.54%
Interest rate	0%

During the second quarter of fiscal year 2016, the Company entered into a Securities Purchase Agreement with Yoshar Trading, LLC, a Florida limited liability company, for the sale of a convertible promissory note (the "Yoshar Note") in the principal amount of $40,000. The note bears an interest rate of 10% and is due on August 11, 2016. The note holder shall have the right to convert the note to the Company common stock beginning on the date which is 180 days from the date of this note and the conversion price is 57.5% multiplied the lowest trading price during the 20 trading day period up to the conversion date. The note plus accrued interest was $41,556 at December 31, 2015. The estimated Warrants total 722,715,902 and are valued at $0.0001 each at December 31, 2015.

The following table sets forth the inputs to the Black-Scholes model that was used to value the embedded derivative at December 31, 2015:

Stock price	$0.0001
Discount rate	.434%
Exercise price	$0.0
Issuance date	August 11, 2015
Maturity date	August 11, 2016
Volatility	315.54%
Interest rate	.0%

During the second quarter of fiscal year 2016, the Company entered into a Securities Purchase Agreement with Beaufort Capital Partners, LLC, for the sale of a convertible promissory note in the principal amount of $40,000. The note bears no interest rate and is due on April 14, 2016. The note holder shall have the right to convert the note to the Company common stock at any time from the date of this note and the conversion price is 40% multiplied the lowest trading price. The note partially converted into common stock with 34,510,127 options converted, leaving the remaining debt value at $22,874 during the third quarter 2015.  The estimated Warrants total 326,773,947, and are valued at $0.0001 each as of December 31, 2015.

The following table sets forth the inputs to the Black-Scholes model that was used to value the embedded derivative at December 31, 2015:

Stock price	$0.0001
Discount rate	.211%
Exercise price	$0.0
Issuance date	October 14, 2015
Maturity date	April 14, 2016
Volatility	315.54%
Interest rate	.0%

The Company reserved 23,625,000 shares of common stock for issuance upon full conversion of convertible debt.

FLASR Inc.

(Formerly: Language Arts Corp.)

Notes to Financial Statements

NOTE 6- EQUITY PURCHASE AGREEMENT

On August 17, 2015, the Company entered into an Equity Purchase Agreement (the "Purchase Agreement") with the Investor, pursuant to which the Company has the ability and option to sell and issue shares of its common stock, par value $0.001 per share (the "Common Stock"), to the Investor in an aggregate amount of up to $3 million. Pursuant to the terms of the Purchase Agreement, during a 36-month period beginning the first trading day following the date upon which the SEC declares effective a registration statement covering the resale of the Common Stock to be sold under the Purchase Agreement, the Company may periodically deliver notices requiring the Investor to purchase shares of the Common Stock (each a "Put Notice"). The number of shares subject to each Put Notice must be at least $10,000 worth of the shares and may not exceed four hundred percent (400%) of the average daily trading volume of the Common Stock for the five trading days prior to the date such Put Notice is received by the Investor. The purchase price for the shares of Common Stock under each Put Notice will be ninety percent (90%) of the lowest closing price of the Common Stock during the 10-trading day period following the date upon which the shares of Common Stock subject to such Put Notice are electronically deposited in the Investor's trading account. Per the Purchase Agreement the amount of shares of the Company's Common Stock to be purchased by the Investor is limited to 4.99% of the Company's total outstanding shares of common stock.

In conjunction with the signing of this agreement, the Company issued 473,784 common shares as partial consideration. The fair value of these shares as of the date of issuance was $75,805 and were charged as fees in conjunction with share purchase agreement on the Company's Statement of Operations. As other partial consideration, the Company issued a $75,000 convertible note payable (also discussed in Note 5) to the Investor and charged as fees in conjunction with share purchase agreement on the Company's Statement of Operations.

NOTE 7 - INCOME TAXES

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.  Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company provided a full valuation allowance on the net deferred tax asset, consisting of net operating loss carry forwards, because management has determined that it is more likely than not that the Company will not earn income sufficient to realize the deferred tax assets during the carry forward period.

The Company applies recognition thresholds and measurement attributes for the financial statement recognition and of a tax position taken or expected to be taken in a tax return as it relates to accounting for uncertainty in income taxes. In addition, it is the Company's policy to recognize interest accrued and penalties, if any, related to unrecognized benefits as income tax expense in its consolidated statement of operations.

NOTE 8- COMMITMENTS AND CONTINGENCIES

From time to time, the Company is a party to various legal proceedings arising in the ordinary course of business. While the Company is unable to predict the outcome of these lawsuits, it believes that the ultimate resolution will not have, either individually or in the aggregate, a material adverse effect on the Company's consolidated financial position, cash flows, or results of operations.

NOTE 9- SUBSEQUENT EVENTS

Management evaluated the events subsequent to December 31, 2015 through the date these financials were able to be issued.

In February 2016, FLASR Inc. entered into a Convertible Note agreement with GW Holdings Group, LLC for $15,500.  GW Holdings converted the Note into common stock shares at $.0001 par value.

In February 2016, FLASR Inc. entered into a Convertible Note agreement with Essex Global Investment Corp for $25,000.  The Note matures on February 3, 2017 and accrued interest at 12.% per annum. The Note includes conversion provision with derivative provisions to convert into common shares equal to 50% of the lowest trading price as reported on the National Quotations Bureau OTCQB exchange.

FLASR Inc.

(Formerly: Language Arts Corp.)

Notes to Financial Statements

On February 23, 2016, the Company filed an Amended and Restated Certificate of Designation and Preferences of Series A Convertible Preferred Stock (the "Series A Certificate of Designation") with the Secretary of State of the State of Nevada (the "Secretary of State") to reduce the number of authorized shares of Series A Convertible Preferred Stock thereunder to 2,500,000 shares and adjust each of the dividend, conversion and voting rights to a 2,000-to-1 ratio relative to the common stock of the Company, par value $0.001 per share (the "Common Stock").

On February 23, 2016, the Company filed a Certificate of Designation and Preferences of Series A-1 Convertible Preferred Stock (the "Series A-1 Certificate of Designation") with the Secretary of State designating 2,500,000 shares of preferred stock of the Company having a par value of $0.001 per share as "Series A-1 Convertible Preferred Stock" (the "Series A-1 Preferred Stock").Each share of the Series A-1 Preferred Stock will receive 160 times the dividends declared and paid with respect to each share of Common Stock. The holders of the Series A-1 Preferred Stock will have the right to convert their Series A-1 Preferred Stock into fully paid and nonassessable shares (subject to certain adjustments as provided in the Series A-1 Certificate of Designation) of Common Stock at a conversion rate of 160 shares of Common Stock for each share of Series A-1 Preferred Stock.

On January 11, 2016, the Company filed a Certificate of Amendment (the "Certificate of Amendment") to the Company's Articles of Incorporation with the Secretary of State of the State of Nevada to effect a 1-for-500 reverse stock split of all outstanding shares of common stock of the Company, par value $0.001 per share.

There were no further subsequent events that required disclosure recognition.

Fiscal Years 2014 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

FLASR, INC.

We have audited the accompanying balance sheets of FLASR, INC. (the “Company”), as of March 31, 2015 and 2014, and the related statements of operations, stockholders’ deficit, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FLASR, INC. as of March 31, 2015 and 2014, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has limited operating history and a working capital deficit. These factors raise substantial doubt about its ability to continue as a going concern. Managements, plans regarding those matters are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/MaloneBailey, LLP

www.malonebailey.com

Houston, Texas

June 29, 2015

FLASR, INC.

(Formerly: Language Arts Corp.)

BALANCE SHEET

	March 31, 2015	March 31, 2014
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$6,421	$134
Accounts Receivable, net	4,350	4,698
Inventory	48,671	11,912
Total Current Assets	59,442	16,744
Intangible assets, net of $288 and $164 in amortization, respectively	4,837	4,678
Total Assets	$64,279	$21,422

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
Accounts Payable	$121,321	$62,639
Accrued Interest Payable	23,053	-
Short-term debt	586,000	5,000
Due to Shareholder	176,586	248,864
Total Current Liabilities	906,960	316,503
Total Liabilities	906,960	316,503
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' DEFICIT
Common stock, $0.001 par value, 150,000,000 shares authorized, 114,050,000 and 86,000,00 shares issued and outstanding as of March 31, 2015 and March 31, 2014, respectively	114,050	86,000
Preferred stock, $0.001 par value, 5,000,000 shares authorized, 0 shares issued and outstanding as of March 31, 2015 and March 31, 2014	-	-
Additional paid-in capital	3,757,450	(86,000)
Accumulated deficit	(4,714,181)	(295,081)
Total Stockholders' Deficit	(842,681)	(295,081)
Total Liabilities and Stockholders' Deficit	$64,279	$21,422

The accompanying notes are an integral part of these financial statements.

FLASR, INC.

(Formerly: Language Arts Corp.)

STATEMENT OF OPERATIONS

	Years ended March 31,
	2015	2014

REVENUES	$15,796	$22,364
COST OF SALES	17,945	12,896
GROSS PROFIT (LOSS)	(2,149)	9,468

OPERATING EXPENSES:
General and administrative	4,104,187	77,430
Preproduction Costs	49,272	8,825
Product Marketing Costs	239,133	87,050
Amortization Expense	124	-
Research and Development Costs	1,182	63,368
Total Operating Expenses	4,393,898	236,673

OTHER EXPENSES:
Interest Expense	23,053

NET LOSS	$(4,419,100)	$(227,205)

Basic and diluted loss per share	$(0.00)	$(0.00)
Basic and diluted weighted average common shares outstanding:	99,599,233	86,000,000

The accompanying notes are an integral part of these financial statements.

FLASR, INC.

(Formerly: Language Arts Corp.)

STATEMENTS OF STOCKHOLDERS' DEFICIT

	Common Shares		Preferred Shares		Additional		Total
	Issued and Outstanding	Common Stock	Issued and Outstanding	Preferred Stock	Paid-in Capital	Accumulated Deficit	Stockholders' Deficit

Balances, March 31, 2013	86,000,000	$86,000	-	-	$(86,0000	$(67,876)	$(67,876)
Net loss	-	-	-	-	-	(227,205)	(227,205)
Balances, March 31, 2014	86,000,000	$86,000	-	-	$(86,000)	$(295,081	$(295,081)
Reverse merger adjustment	21,000,000	21,000	-	-	(21,000)	-	-
Shares issued for services	7,050,000	7,050	-	-	3,864,450	-	3,871,500
Net loss	-	-	-	-	-	(4,419,100)	(4,419,100)
Balances, March 31, 2015	114,050,000	$114,050	-	-	$3,757,450	$(4,714,181)	$(842,681)

The accompanying notes are an integral part of these financial statements.

FLASR, INC.

(Formerly: Language Arts Corp.)

STATEMENT OF CASH FLOWS

	Years ended March 31,
	2015	2014

OPERATING ACTIVITIES
Net loss	$(4,419,100)	$(227,205)
Amortization expense	124	164
Stock-based compensation	3,871,500	-
Adjustments to reconcile net loss to net cash used by operations:

Net changes in assets and liabilities:
Decrease in Prepaid expenses	-	379
Decrease (increase) in accounts receivable	348	(4,698)
(Increase) in inventory	(36,759)	(11,912)
Increase (decrease) in accounts payable	58,682	49,796
Increase (decrease) in accrued liabilities	23,053	-
Net Cash Used in Operating Activities	(502,152)	(193,476)

INVESTING ACTIVITIES
Capitalized trademark costs	(283)	(4,842)
Net Cash Used in Investing Activities	(283)	(4,842)

FINANCING ACTIVITIES
Proceeds from short term debts	600,000	5,000
Proceeds from shareholder loans	57,847	233,001
Repayment from short term debt	(19,000)	-
Repayment from shareholder loans	(130,125)	(40,549)
Net Cash Provided by Financing Activities	508,722	197,452

NET INCREASE IN CASH AND CASH EQUIVALENTS	6,287	(866)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	134	1,000
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$6,421	$134

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION CASH PAID FOR:
Interest	$-	$-
Income taxes	-	-

NONCASH INVESTING AND FINANCING ACTIVITIES:
Reverse merger adjustment	$21,000	$-

The accompanying notes are an integral part of these financial statements.

FLASR, Inc.

(Formerly: Language Arts Corp.)

Notes to Condensed Financial Statements

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

FLASR, Inc.

FLASR, Inc. (“FLASR”) was incorporated in the State of Delaware on February 13, 2013 to engage in the business of selling portable tobacco flasks. Mr. Everett Dickson owned all of the issued and outstanding shares of common stock of FLASR and was its President and Chief Executive Officer, Secretary and Treasurer and sole director.

Language Arts Corp.

The Language Arts Corp. (“Language Arts”) was incorporated in the State of Nevada on April 22, 2013 to design, develop and launch an online language learning and translation service via the Internet but never commenced such planned operations, had limited start-up operations, and generated no revenues.

NOTE 2 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements as of March 31, 2015 and 2014 have been prepared in accordance with accounting principles generally accepted in the United States. The Company has elected a March 31 fiscal year end.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Concentration of Credit Risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and trade receivables. The Company places its cash with high credit quality financial institutions. At times such cash may be in excess of the FDIC limit. With respect to trade receivables, the Company routinely assesses the financial strength of its customers and, as a consequence, believes that the receivable credit risk exposure is limited.

Revenue Recognition

The Company recognizes revenues, net of sales incentives and sales returns, and including shipping and handling charges billed to customers, upon (1) persuasive evidence of an arrangement exists (2)shipment or delivery of goods when title and risk of loss pass to customers (3) our price to the buyer is fixed and determinable; and (4) collectability is reasonable assured.

Payments received in advance of revenue recognition are deferred and recorded in other accrued liabilities until revenue is recognized. There was no deferred revenue as of March 31, 2015 or 2014. Shipping and handling costs are classified as part of cost of sales.

Cash and Cash Equivalents

For purposes of financial statement presentation, the Company considers all highly liquid investments with a maturity of three months or less, from the date of purchase, to be cash equivalents.

FLASR, Inc.

(Formerly: Language Arts Corp.)

Notes to Condensed Financial Statements

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts represents the Company’s best estimate of the amount of probable credit losses in the existing accounts receivable balance. The Company determines the allowance for doubtful accounts based upon historical write-off experience and current economic conditions. The Company reviews the adequacy of its allowance for doubtful accounts on a regular basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not require collateral. The Company’s allowance for doubtful accounts was $0 and $0 as of March 31, 2015 and March 31, 2014, respectively.

Inventories

Inventories consist of raw materials, work-in-progress and finished goods, all of which are stated at the lower of cost or market value. The cost of inventory is determined by utilizing the average cost method.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted future cash flows of the asset. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market values, discounted cash flows, or external appraisals, as applicable. The Company reviews long-lived assets for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified.

Intangible Assets Including Goodwill

Identifiable intangible assets with finite lives are amortized over their estimated useful lives. They are generally amortized on a straight-line approach over the life of the intangible asset, which matches the pattern in which the economic benefits of the assets are expected to be utilized. Intangible assets are reviewed for impairment if indicators of potential impairment exist. Goodwill and indefinite-lived intangible assets are tested for impairment on an annual basis, or sooner if an indicator of impairment occurs.

Cost of Sales

Cost of products sold is primarily comprised of direct materials and supplies consumed in the manufacture of product, as well as manufacturing labor, depreciation expense and direct overhead expense necessary to acquire and convert the purchased materials and supplies into finished product. Cost of products sold also includes the cost to distribute products to customers, inbound freight costs, internal transfer costs, warehousing costs and other shipping and handling activity.

Non-Employee Stock-Based Compensation:

The Company accounts for stock-based compensation in accordance with the provision of ASC 505, “Equity Based Payments to Non-Employees” (“ASC 505”), which requires that such equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest.

Income Taxes

The Company applies ASC 740, which requires the asset and liability method of accounting for income taxes. The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years. Deferred tax assets are reviewed for recoverability and the Company records a valuation allowance to reduce its deferred tax assets when it is more likely than not that all or some portion of the deferred tax assets will not be recovered. This interpretation also requires recognition and measurement of uncertain tax positions using a “more-likely-than-not” approach, requiring the recognition and measurement of uncertain tax positions. The adoption of ASC 740 had no material impact on the Company’s financial statements.

FLASR, Inc.

(Formerly: Language Arts Corp.)

Notes to Condensed Financial Statements

Earnings (Loss) Per Share

The computations of basic loss per share of common stock are based on the weighted average number of shares outstanding at the date of the financial statements. The Company computes net income (loss) per share in accordance with ASC 260. ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period.

Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. The Company had no common stock equivalents outstanding as of March 31, 2015 and 2014.

Related Parties:

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Recent Accounting Pronouncements

The Company’s management has considered all recent accounting pronouncements issued since formation and believes that these recent pronouncements will not have a material effect on the Company’s financial statements.

NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using US GAAP applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has limited operating history and a working capital deficit. These factors raise substantial doubt about the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations. In order to continue as a going concern, the Company will need, among other things, additional capital resources.

Management plans to raise money by selling stock, and expects additional cash flows from sales in future periods. However management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

FLASR, Inc.

(Formerly: Language Arts Corp.)

Notes to Condensed Financial Statements

NOTE 4 - EQUITY RECAPITALIZATION AND ISSUANCE OF NEW SHARES

Stock Purchase

On July 23, 2014, pursuant to a stock purchase agreement with Language Arts, Mr. Everett Dickson and FLASR, Mr. Dickson consummated the purchase of 6,000,000 (pre-split, as described below) shares of common stock, par value $0.001 per share, of the Language Arts from Maria del Pilar Jaen which represented 63.15% of the issued and outstanding shares of Language Arts on a fully diluted basis. The purchase price for the shares of $30,000 is payable by Mr. Dickson to Ms. Jaen on January 23, 2015.

Effective July 23, 2014, in connection with the closing of the stock purchase agreement, Ms. Jaen resigned as the sole officer and director of Language Arts and Mr. Dickson was appointed President, Chief Executive Officer, Chief Financial Officer and sole director of Language Arts. Mr. Dickson took control with the intention of merging FLASR into Language Arts.

Stock Split, Equity Transactions, and Reorganization

On July 30, 2014, Language Arts’ board of directors approved the implementation of a stock dividend payment, effective on September 22, 2014, in the form of a 1:6 forward stock split whereby each holder of record on August 28, 2014 of the 9,500,000 issued and outstanding shares of common stock automatically received shares at the rate of 1 for 5, without any action on the part of the stockholders. Accordingly, there were an additional 47,500,000 shares of common stock issued and outstanding on the said date.

Effective September 22, 2014, Language Arts, having amended and restated its articles of incorporation with the Secretary of State of Nevada; (i) changed its name to FLASR, Inc.; (ii) increased the amount of authorized shares of common stock from 75,000,000 to 150,000,000; and (iii) authorized the issuance of 5,000,000 shares of blank check preferred stock. In addition, Language Arts changed its ticker symbol from “LGUA” to "FLSR".

FLASR Acquisition

On September 16, 2014, Language Arts acquired all of the outstanding capital stock (the “Shares”) of FLASR pursuant to a stock purchase agreement with FLASR and its sole stockholder Everett Dickson. As a result, FLASR became a wholly owned subsidiary of Language Arts.

In exchange for the Shares, Language Arts issued an aggregate of 50,000,000 shares (post-split) of its common stock to Mr. Dickson, resulting in Mr. Dickson owning 80.4% of the 107,000,000 issued and outstanding share capital of Language Arts (after adjusting for the 1:6 forward stock split as described above).

Reverse Capitalization

The acquisition of FLASR by Language Arts was treated as a reverse capitalization, with FLASR deemed the accounting acquirer and Language Arts deemed the accounting acquiree under the purchase method of accounting. The reverse merger is deemed a recapitalization and the accompanying financial statements represent the continuation of the financial statements of FLASR (the accounting acquirer/legal subsidiary) except for its capital structure, and the accompanying financial statements reflect the assets and liabilities of FLASR recognized and measured at their carrying value before the combination and the assets and liabilities of Language Arts (the legal acquiree/legal parent). The equity structure reflects the equity structure of Language Arts, the legal parent, and the equity structure of FLASR, the accounting acquirer, as restated to reflect the number of shares of the legal parent. The merged entity is referred to herein as “the Company”.

FLASR, Inc.

(Formerly: Language Arts Corp.)

Notes to Condensed Financial Statements

The following table reflects the net change in authorized, issued and outstanding shares of common and preferred stock of Language Arts, FLASR and the Company as a result of the reverse capitalization (as described in Note 2):

	Stockholders' Deficit
Description	Authorized	Issued and Outstanding	Authorized	Issued and Outstanding
	Language Arts		FLASR
	Common Shares		Common Shares
Beginning Balances-March 31, 2014			200	200
Original Balances-Language Arts	75,000,000	9,500,000
Increase in authorized shares	75,000,000	-	-	-
Adjust for 1:6 forward stock split	-	47,500,000	-	-
Issuance of shares for FLASR acquisition	-	50,000,000	-	-
Elimination at FLASR's acquisition	-	-	(200)	(200)
Ending balances-September 30, 2014*	150,000,000	107,000,000	-	-

	Preferred Shares
Beginning Balances-March 31, 2014	-	-
Increase in authorized shares	5,000,000	-
Ending balances-December 31, 2014*	5,000,000	-

* The Company's post reverse capitalization share balances. The par value on ending common and preferred shares is $0.001.

Issuance of Common Shares During Third Quarter of 2015

On November 19, 2014, the company in consideration for services previously rendered, the company issued an additional 5,350,000 common shares to third party investors. The common shares issued and outstanding totaled 112,350,000 on December 31, 2014. The shares were valued at the market price on the respective dates of issuance, and the fair value of the shares was determined to be $2,942,500 and is recorded as stock base compensation for the year ended March 31, 2015.

	Stockholders' Deficit
Description	Authorized	Issued and Outstanding

	FLASR, Inc.

	Common Shares
Beginning Balances-September 30, 2014	150,000,000	107,000,000
Issuance of shares to investors	-	5,350,000
Ending balances-December 31, 2014	150,000,000	112,350,000

FLASR, Inc.

(Formerly: Language Arts Corp.)

Notes to Condensed Financial Statements

Issuance of Common Shares During Fourth Quarter of 2015

During the fourth quarter of 2015, the company in consideration for services previously rendered, the company issued an additional 1,700,000 common shares to third party investors. The common shares issued and outstanding totaled 114,050,000 on March 31, 2015. The shares were valued at the market price on the respective dates of issuance, and the fair value of the shares was determined to be $929,000 and is recorded as stock base compensation for the year ended March 31, 2015.

	Stockholders' Deficit
Description	Authorized	Issued and Outstanding

	FLASR, Inc.

	Common Shares
Beginning Balances-December 31, 2014	150,000,000	112,350,000
Issuance of shares to investors	-	1,700,000
Ending balances-March 31, 2015	150,000,000	114,050,000

NOTE 5 - INCOME TAXES

The Company uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes. The net deferred tax asset generated by the loss carry-forward has been fully reserved. As of March 31, 2015 and 2014, the company has accumulated net operating losses of $820,000 and $295,000, respectively.

Deferred tax assets consist of the following as of March 31, 2015, 2014 and 2013:

	March 31,
	2015	2014
Net operating loss	$286,827	$103,278
Valuation allowance	(286,827)	(103,278)
Net deferred tax asset	$-	$-

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for federal income tax reporting purposes may be subject to annual limitations. A change in ownership may limit the utilization of the net operating loss carry forwards in future years. The tax losses begin to expire in 2034. The fiscal year 2015, 2014 and 2013 remain open to examination by federal tax authorities and other tax jurisdictions.

NOTE 6 - INDEFINITE-LIVED INTANGIBLE ASSETS

The Company owns the FLASR trademark, which is used to market its products. As of March 31, 2015 and March 31, 2014, the total capitalized cost related to our trademark was $4,837 and $4,678, net of accumulated amortization of $288 and $164, respectively. Management determined that trademark has a 10 year useful life and it is being amortized over this period using the straight-line method. Amortization expense for years ended March 31, 2015 and 2014 are $124 and $164, respectively.

NOTE 7 - RELATED PARTY TRANSACTIONS

Loans from shareholders represents a net short term payable that resulted from operating activities between the FLASR, the Company and Everett Dickson, FLASR’s founder and primary shareholder, and EMDI, LLC., FLASR’s affiliate owned 100% by Everett Dickson.

As of March 31, 2015 and 2014, the Company and FLASR, respectively, had outstanding notes payable to related parties of $176,586 and $248,864 respectively. These notes are unsecured, payable upon demand and have no stated interest rate. During the year end March 31, 2015, $57,847 was advanced from shareholder loans and $130,125 was repaid from shareholder loans. During the year end March 31, 2014, $233,001 was advanced from shareholder loans and $40,549 was repaid from shareholder loans.

FLASR, Inc.

(Formerly: Language Arts Corp.)

Notes to Condensed Financial Statements

NOTE 8 - NOTES PAYABLE

During the first quarter of 2015, the Company incurred in a notes payable with a third party for $50,000, 12% of interest rate and maturity date of March, 10, 2015.

During the second quarter of 2015, the Company incurred in a note payable with a third party for $75,000, 10% of interest rate and maturity date of September 2, 2015.

During the second quarter of 2015, the Company repaid $5,000 outstanding on FLASR’s note payable with a third party that were outstanding as of March 31, 2014.

During the third quarter of 2015, the Company incurred in a note payable with a third party for $75,000, 10% of interest rate and maturity date of October 7, 2015.

During the third quarter of 2015, the Company incurred in a notes payable with three third parties for a total of $225,000 ($75,000 each), 10% of interest rate and maturity date of December 10, 2015.

During the third quarter of 2015, the Company repaid $14,000 outstanding on FLASR’s note payable with a third party.

During the fourth quarter of 2015, the Company incurred in a note payable with a third party for $60,000, 10% of interest rate and maturity date of February 5, 2016.

During the fourth quarter of 2015, the Company incurred in a note payable with a third party for $40,000, 10% of interest rate and maturity date of September 15, 2015.

During the fourth quarter of 2015, the Company incurred in a note payable with a third party for $40,000, 10% of interest rate and maturity date of September 15, 2015.

During the fourth quarter of 2015, the Company incurred in a note payable with a third party for $35,000, 10% of interest rate and maturity date of January 6, 2016.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

In the normal course of business, we may become subject to lawsuits and other claims and proceedings. Such matters are subject to uncertainty and outcomes are not predictable with assurance. Management is not aware of any pending or threatened lawsuits or proceedings which would have a material effect on the Company’s financial position, liquidity, or results of operations.

NOTE 10- SUBSEQUENT EVENTS

Management evaluated the events subsequent to March 31, 2015, and through June 29, 2015 and the following information was identified:

On March 24, 2015, the Company entered into a Securities Purchase Agreement with Vis Vires Group, Inc. (“Vis Vires”) for the sale of a convertible promissory note (the “Vis Vires Note”) in the principal amount of $38,000. On April 1 2015, Vis Vires executed the Securities Purchase Agreement and funded the Company pursuant to the terms thereof. The note bears an interest rate of 10% and is due on December 27, 2015. The note holder shall have the right to convert the notes to the Company common stock beginning on the date which is 180 days from the date of this note and the conversion price is 58% multiplied by the average of the lowest three trading prices prior to the conversion date.

On April 1, 2015, the Company entered into a Securities Purchase Agreement with LG Capital Funding, LLC, a New York limited liability company (“LG”) for the sale of two convertible redeemable note (the “LG Note”) in the principal amount of $157,500 ($78,750 each). The notes bear an interest rate of 8% and are due on April 1, 2016. The note holder shall have the right to convert the notes to the Company common stock at any time and the conversion price is 60% multiplied by the lowest twenty trading prices prior to the conversion date.

FLASR, Inc.

(Formerly: Language Arts Corp.)

Notes to Condensed Financial Statements

On April 1, 2015 BOD consented to the Company increasing amount of authorized shares of Common Stock from 150 million to 500 million shares.

On April 2, 2015, the Company entered into a Securities Purchase Agreement with Adar Bays, LLC, a Florida limited liability company (“Adar Bays”) for the sale of a convertible redeemable note (the “Adar Bays Note”) in the principal amount of $150,000 ($75,000 each). The notes bear an interest rate of 8% and are due on April 2, 2016. The note holder shall have the right to convert the notes to the Company common stock at any time and the conversion price is 60% multiplied by the lowest twenty trading prices prior to the conversion date.

On April 1, 2015, the Company executed a 12% convertible note (the “JSJ Note”) in the principal amount of $57,000 with JSJ Investments Inc., a Texas corporation (“JSJ”). The Company received net proceeds from the issuance of the JSJ Note in the amount of $50,000. The JSJ Note, which is due on October 1, 2015, bears interest at the rate of 12% per annum. The note holder shall have the right to convert the notes to the Company common stock at any time and the conversion price is 55% multiplied by the lowest twenty trading prices prior to the conversion date.

On April 15, 2015, the Company executed a 8% convertible note (the “Union Capital Note”) in the principal amount of $100,000 with Union Capital LLC, a Nevada Limited Liability Company (“Union Capital”). The Company received net proceeds from the issuance of the Union Capital Note in the amount of $100,000. The Union Capital Note, which is due on April 15, 2016, bears interest at the rate of 8% per annum. The note holder shall have the right to convert the notes to the Company common stock at any time and the conversion price is 60% multiplied by the lowest twenty trading prices prior to the conversion date.

On May 4, 2015, the Company executed a 10% convertible note (the “Black Forest Note”) in the principal amount of $150,000 with Black Forest Capital, LLC, a New York Liability Company (“Black Forest”). The Company received net proceeds from the issuance of the Black Forest Note in the amount of $142,500. The Black Forest Note, which is due on May 4, 2016 bears interest at the rate of 10% per annum. The note holder shall have the right to convert the notes to the Company common stock at any time and the conversion price is 58% multiplied by the lowest ten trading prices prior to the conversion date.

On May 22, 2015. The Company executed a consulting agreement with FMW Media Works Corp. In exchange for consulting services, FMW will receive 350,000 common shares. The term shall be 3 months after effective date.

During May, 2015, the Company executed a consulting agreement with Sports by Line. In exchange for consulting services, Sports by Line will receive $250,000 worth of shares.

FLASR, INC.

50,000,000 Shares of Common Stock

________________________

PROSPECTUS

________________________

May 11, 2016

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the costs and expenses payable by FLASR in connection with the offering described in this registration statement. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee:

Securities and Exchange Commission registration fee	$581
Accounting fees and expenses	10,000
Legal fees and expenses	100,000
Printing fees and expenses	500
Miscellaneous fees and expenses	1,000
Total	$112,022

14. Indemnification of Officers and Directors.

Our bylaws provide to the fullest extent permitted by Nevada law, that FLASR shall indemnify our directors or officers. The effect of this provision of our bylaws is to eliminate our rights and the rights of our stockholders (through stockholders’ derivative suits on behalf of FLASR) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. We believe that the indemnification provisions in our bylaws are necessary to attract and retain qualified persons as directors and officers. In addition, our bylaws provide that we may purchase and maintain insurance on behalf of our directors and officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status. The foregoing descriptions are only general summaries

Nevada corporate law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of that fact that he was a director, officer employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors and officers of FLASR pursuant to the foregoing provisions, or otherwise, FLASR has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by FLASR of expenses incurred or paid by a director or officer of FLASR in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the securities being registered, FLASR will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15. Recent Sales of Unregistered Securities.

On the dates specified below, we have issued shares of our common stock to various parties.

During the quarter ended June 30, 2015, the Company in consideration for services previously rendered, issued an additional 430,000 (or 860 shares taking into account the Reverse Split) shares of common stock, 370,000 (or 740 shares taking into account the Reverse Split) of which were issued to FMW Media Works Corp. and 80,000 (or 120 shares taking into account the Reverse Split) of which were issued to Carter, Terry & Company.

On August 13, 2015, the Company entered into a consulting agreement with a consulting group whereas the consulting group will provide various corporate consulting services over a six month period. As consideration for the consulting services, the Company issued 2,000,000 shares (or 4,000 shares taking into account the Reverse Split) of common stock. The fair value of these shares was measured as of the date the shares were issued and amounted to $230,000 and were recognized as a prepaid expense to be amortized over the life of the agreement.

On April 7, 2016, the Company issued to Surf Financial Group, LLC 3,000,000 shares of common stock in satisfaction of $3,000 of the principal amount of the Backenald Note.

On April 7, 2016, the Company issued to Craigstone 44,000,000 shares of common stock for the conversion of 22,000 shares of Series A-1 Preferred Stock.

On April 7, 2016, the Company issued to Everett Dickson 70,000,000 shares of common stock for the conversion of 35,000 shares of Series A Preferred Stock.

On April 22, 2016, the Company issued to Brett Rosen 3,000,000 shares of common stock in satisfaction of $3,000 of the principal amount of the Backenald Note.

On April 25, 2016, the Company issued to Big Wave Stocks, Inc. 3,000,000 shares of common stock in satisfaction of $3,000 of the principal amount of the Backenald Note.

On April 26, 2016, the Company issued to Brett Rosen 2,000,000 shares of common stock in satisfaction of $2,000 of the principal amount of the Backenald Note.

On May 2, 2016, the Company issued to Craigstone 44,000,000 shares of common stock for the conversion of 22,000 shares of Series A-1 Preferred Stock.

Craigstone. On February 23, 2016 the Company issued Craigstone 277,778 shares of Series A-1 Preferred Stock at an exercise price of $0.001 per share in partial satisfaction of the Warrant. On March 23, 2016 the Company issued Craigstone 277,778 shares of Series A-1 Preferred Stock at an exercise price of $0.001 per share in partial satisfaction of the Warrant. On April 23, 2016 the Company issued Craigstone 277,778 shares of Series A-1 Preferred Stock at an exercise price of $0.001 per share in partial satisfaction of the Warrant.

Everett Dickson. On November 19, 2015, the Company issued 2.5 million shares of the Company's Series A Convertible Preferred Stock to Mr. Dickson for the aggregate purchase price of $100,000, which was paid by cancellation of $100,000 of the existing indebtedness of the Company held by Mr. Dickson. The Company issued Mr. Dickson a promissory note in the amount of $123,000, which represented the outstanding balance of the indebtedness owed to Mr. Dickson by the Company following the purchase of such preferred stock.

Adar Bays. On April 2, 2015, the Company entered into a Securities Purchase Agreement with Adar Bays, LLC, a Florida limited liability company for the sale of 2 convertible redeemable notes (the “Adar Bays Notes”) in the principal amount of $150,000 ($75,000 each). The Company received net proceeds from the issuance of the Adar Bays Notes in the amount of $63,800 each. The Adar Bays Notes, which are due on April 2, 2016, bear interest at the rate of 8 percent per annum.

Auctus Fund, LLC. On July 28, 2011, the Company issued a convertible promissory note in favor of Auctus Fund, LLC ("Auctus") in an amount of $51,000 bearing interest on the balance at a rate of 10 percent. All principal and accrued interest on the note is convertible into shares of the Company’s common stock at the election of the holder at any time at a conversion price equal to the lesser of (i) a 45 percent discount to the lowest trading price of the Company’s common stock during the 25 trading days prior to the note being issued and (ii) a 45 percent discount to the lowest trading price of the common stock during the 25 trading day period prior to conversion. If the conversion price of the note is less than $0.001 or the Company is no longer DTC eligible, the outstanding principal amount of the Note shall increase by $15,000 and the conversion discount shall be 60 percent. On July 28, 2015, the Company issued a convertible promissory note (the “Auctus Note”) to Auctus in the principal amount of $51,000 on substantially the same terms described above and received net proceeds from the issuance in the amount of $45,000. The Auctus Note, which is due on April 28, 2016, bears interest at the rate of 10 percent per annum. On September 18, 2015, the Company amended the Auctus Note to exclude the obligation that the Company shall include on the next registration statement the Company files with the SEC all shares issuable upon conversion of this note. As consideration for this amendment, the Company issued Auctus an additional 30,000 common shares (or 60 shares taking into account the Reverse Split). These shares were included as deferred financing costs at their fair value of $3,000 as of the date of issuance.

Black Forest Capital. On June 4, 2015, the Company issued to Black Forest Capital, LLC, a New York Limited Liability Company two convertible notes in the principal amount of $150,000 ($75,000 each). The notes bear an interest rate of 10 percent and are due on March 8, 2016. Interest is payable only in cash. The conversion price is 58 percent multiplied by the lowest bid price of the last 10 trading prices prior to the conversion date.

Backenald Trading. On March 5, 2015, the Company issued to Backenald Trading, Ltd., a Nevada corporation, a convertible promissory note (the “Backenald Note”) in the principal amount of $35,000 for proceeds of $35,000, which matured on September 5, 2015.

Essex Global. On August 7, 2015, the Company issued to Essex Global Investment Corp, a Nevada corporation ("Essex"), a convertible promissory note (the "Essex Global Note") in the principal amount of $50,000. The note bears an interest rate of 10 percent and is due on August 7, 2016. The note holder shall have the right to convert the note to the Company common stock beginning on the date which is 180 days from the date of this note and the conversion price is 58 percent multiplied by the lowest trading price during the 10 trading day period prior to the conversion date.

On February 3, 2016, the Company issued Essex a convertible promissory note (the "Essex Note") in the principal amount of $25,000 for proceeds of $25,000.  The Essex Note, which is due on February 3, 2017, bears interest at the rate of 12.5 percent per annum.

GW Holdings. On July 14, 2015, the Company issued a convertible promissory note in favor of GW Holdings Group, Inc. in an amount of $37,000 bearing interest on the balance at the rate of 8 percent. All principal and accrued interest on the note is convertible into shares of the Company’s common stock at the election of the holder at any time after six months from issuance of the note at a conversion price equal to a 42.5 percent discount to the lowest trading price of the Company’s common stock during the 20 trading day period prior to conversion with a floor of $0.0001. Such discount will increase to 60 percent if the Company is no longer DTC eligible or if the Company fails to reserve 2,200,000 shares for conversions under the note.

JSJ Investments. On April 1, 2015, the Company issued a 12 percent convertible note (the “JSJ Note”) in the principal amount of $57,000 to JSJ Investments Inc., a Texas corporation (“JSJ”). The Company received net proceeds from the issuance of the JSJ Note in the amount of $50,000. The JSJ Note, which was due on October 1, 2015, bore interest at the rate of 12 percent per annum.

 LG Capital.  On April 1, 2015, the Company entered into a Securities Purchase Agreement with LG Capital Funding, LLC, a New York limited liability company (“LG”) and issued LG a convertible redeemable note (the “LG Note”) in the principal amount of $78,750. The Company received net proceeds from the issuance of the LG Note in the amount of $67,550. The LG Note, which is due on April 1, 2016, bears interest at the rate of 8 percent per annum.

Premier Venture Partners. On August 17, 2015, the Company issued an unsecured Convertible Promissory Note, dated August 17, 2015, in the principal amount of $75,000 (the “Premier Note”) as a commitment fee in consideration of the Equity Purchase Agreement. The Premier Note matured on February 6, 2016, and accrued interest at an annual rate of 5 percent on the aggregate unconverted and outstanding principal amount.

Union Capital.  On April 15, 2015, the Company issued to Union Capital, LLC, Nevada Limited Liability Company ("Union Capital") two convertible notes (the "Union Capital Note") in the principal amount of $100,000 ($50,000 each). The notes bear and interest rate of 8 percent and are due on April 15, 2016. Interest is payable in cash only. The conversion price is 60 percent multiplied by the average of the lowest 20 trading prices prior to the conversion date.

Vis Vires. On July 1, 2015 the Company issued a convertible promissory note in favor of Vis Vires Group, Inc. (“Vis Vires”) in the amount of $48,000 bearing interest on the balance at the rate of 8 percent. All principal and accrued interest on the note is convertible into shares of the Company’s common stock at the election of the holder at any time after180 days from issuance of the note or after its maturity at a conversion price equal to a 42 percent discount to the average of the lowest three closing bid prices of the Company’s common stock during the 10 trading day period prior to conversion.

On March 24, 2015, the Company entered into a Securities Purchase Agreement with Vis Vires for the sale of a convertible promissory note (the “2015 Vis Vires Note”) in the principal amount of $38,000. On April 1 2015, Vis Vires executed the Securities Purchase Agreement, funded the Company pursuant to the terms thereof, and the Company issued the convertible promissory note. The Company received net proceeds from the issuance of the 2015 Vis Vires Note in the amount of $35,000. The 2015 Vis Vires Note, which was due on December 27, 2015, bears interest at the rate of 8 percent per annum.

Yoshar Trading. On August 11, 2015, the Company Issued to Yoshar Trading, LLC, a Florida limited liability company, a convertible promissory note (the "Yoshar Note") in the principal amount of $40,000. The note bears an interest rate of 10 percent and is due on August 11, 2016. The note holder shall have the right to convert the note to the Company common stock beginning on the date which is 180 days from the date of this note and the conversion price is 57.5% multiplied the lowest trading price during the 20 trading day period up to the conversion date.

Our unregistered securities were issued in reliance upon an exemption from registration pursuant to Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D promulgated under the Securities Act. Each investor took his securities for investment purposes without a view to distribution and had access to information concerning us and our business prospects, as required by the Securities Act. In addition, there was no general solicitation or advertising for the purchase of our securities. Our securities were sold only to accredited investors, as defined in the Securities Act with whom we had a direct personal preexisting relationship, and after a thorough discussion. Finally, our stock transfer agent has been instructed not to transfer any of such securities, unless such securities are registered for resale or there is an exemption with respect to their transfer.

All of the above described investors who received shares of our common stock were provided with access to our filings with the SEC, including the following:

•

The information contained in our annual report on Form 10-K under the Exchange Act.

•

The information contained in any reports or documents required to be filed by FLASR under sections 13(a), 14(a), 14(c), and 15(d) of the Exchange Act since the distribution or filing of the reports specified above.

•

A brief description of the securities being offered, and any material changes in our affairs that were not disclosed in the documents furnished.

Item 16. Exhibits and Financial Schedules.

Exhibit Number	Description

3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the SEC on September 18, 2014)
3.2	Certificate of Amendment to the Articles of Incorporation dated May 19, 2015 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the SEC on May 22, 2015)
3.3

Certificate of Amendment to the Articles of Incorporation dated January 11, 2016 (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on January 15, 2016).

3.4	Bylaws (incorporated by reference to Exhibit 3.B of the Company’s Registration Statement on Form S-1 with the SEC on June 3, 2013)
3.5

 Amended and Restated Certificate of Designation and Preferences of Series A Convertible Preferred Stock dated February 23, 2016 (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on February 26, 2016).

3.6

 Certificate of Designation and Preferences of Series A-1 Convertible Preferred Stock dated February 23, 2016 (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2016)

3.7	Bylaws (incorporated by reference to Exhibit 3.B of the Company’s Registration Statement on Form S-1 with the SEC on June 3, 2013)
4.1

Registration Rights Agreement dated August 17, 2015, between the Company and Premier Venture Partners, LLC (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed with the SEC on August 20, 2015)

4.2	Series A-1 Preferred Stock Warrant dated February 23, 2016 (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on February 26, 2016).
5.1	Opinion of DLA Piper LLP (US)
10.1

Stock Purchase Agreement, dated June 25, 2014, among Maria del Pilar Jaen, Everett Dickson and Language Arts Corp. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on September 18, 2014)

10.2

Stock Purchase Agreement, dated September 16, 2014, by and among Language Arts Corp., the Company and Everett Dickson (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on September 18, 2014)

10.3	Sales Rep Agreement, dated November 30, 2013 with CMG Partners, LLC (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed with the SEC on September 18, 2014)
10.4	Wholesalefund Inc. Proposal dated February 26, 2014 (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed with the SEC on September 18, 2014)
10.5

Securities Purchase Agreement, dated March 24, 2015, between the Company and Vis Vires Group, Inc. (incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2015)

10.6

Convertible Promissory Note, dated March 24, 2015, in the original principal amount of $38,000 payable to Vis Vires Group, Inc. (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2015)

10.7

Securities Purchase Agreement, dated April 1, 2015, between the Company and LG Capital Funding, LLC (incorporated by reference to Exhibit 10.7 of the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2015)

10.8

Convertible Redeemable Promissory Note, dated April 1, 2015, in the original principal amount of $78,750 payable to LG Capital Funding, LLC (incorporated by reference to Exhibit 10.8 of the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2015)

10.9

Collateralized Secured Promissory Note, dated April 1, 2015, in the original principal amount of $78,750 issued by LG Capital Funding, LLC payable to FLASR, Inc. (incorporated by reference to Exhibit 10.9 of the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2015)

10.10

Securities Purchase Agreement, dated April 2, 2015, between the Company and Adar Bays, LLC (incorporated by reference to Exhibit 10.10 of the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2015)

10.11

Convertible Redeemable Promissory Note, dated April 2, 2015, in the original principal amount of $75,000 payable to Adar Bays, LLC (incorporated by reference to Exhibit 10.11 of the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2015)

10.12

Collateralized Secured Promissory Note, dated April 2, 2015, in the original principal amount of $75,000 issued by Adar Bays, LLC payable to the Company (incorporated by reference to Exhibit 10.12 of the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2015)

10.13

12% Convertible Note, dated April 1, 2015, in the original principal amount of $57,000 payable to JSJ Investments Inc. (incorporated by reference to Exhibit 10.13 of the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2015)

10.14

Securities Purchase Agreement, dated June 4, 2015, between FLASR, Inc. and Vis Vires Group, Inc. (incorporated by reference to Exhibit 10.14 of the Company’s Current Report on Form 8-K filed with the SEC on July 6, 2015)

10.15

8% Convertible Promissory Note, dated June 4, 2015, in the original principal amount of $48,000 issued to Vis Vires Group, Inc. (incorporated by reference to Exhibit 10.15 of the Company’s Current Report on Form 8-K filed with the SEC on July 6, 2015)

10.16

Product Placement Blitz Agreement, dated July 16, 2015, between the Company and Mr. Checkout Distributors, Inc. (incorporated by reference to Exhibit 10.16 of the Company’s Current Report on Form 8-K filed with the SEC on July 24, 2015)

10.17

Securities Purchase Agreement, dated July 14, 2015, between the Company and GW Holdings Group, LLC (incorporated by reference to Exhibit 10.17 of the Company’s Current Report on Form 8-K filed with the SEC on July 24, 2015)

10.18

8% Convertible Redeemable Promissory Note, dated July 14, 2015, in the original principal amount of $37,000 payable to GW Holdings Group, LLC (incorporated by reference to Exhibit 10.18 of the Company’s Current Report on Form 8-K filed with the SEC on July 24, 2015)

10.19

Equity Purchase Agreement, dated August 17, 2015, between the Company and Premier Venture Partners, LLC (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on August 20, 2015)

10.20

Convertible Promissory Note dated August 17, 2015, in the original principal amount of $75,000 payable to Premier Venture Partners, LLC (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on August 20, 2015)

10.21

Securities Purchase Agreement with Auctus Fund, LLC, dated February 5, 2016 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on February 11, 2016).

21.1	Subsidiaries of the Company
23.1

Consent of MaloneBailey LLP, Independent Registered Public Accounting Firm (incorporated by reference to Exhibit 23.1 to the Registrant’s the Company’s Registration Statement on Form S-1 filed with the SEC on September 28, 2015)

23.2	Consent of Calvetti Ferguson, Independent Registered Public Accounting Firm
23.3	Consent of DLA Piper LLP (US) (included in Exhibit 5.1)

Item 17. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation From the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) In offerings made other than in reliance on Rule 430B or other than prospectuses filed in reliance on Rule 430A of Regulation C, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 11th day of May, 2016.

FLASR INC.

By:	/s/ Everett Dickson
Name:	Everett Dickson
Title:	President and Chief Executive Officer
(Principal Executive Officer)

By:	/s/ Everett Dickson
Name:	Everett Dickson
Title:	Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

As required under the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

NAME	TITLE	DATE

/s/ Everett Dickson	Chief Executive Officer (Principal Executive Officer),	May 11, 2016
Everett Dickson	Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer), and sole Director